SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2000, PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

REPORT

FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2000

A stronger production quarter, but increased costs depress earnings

Group results for the quarter

- Steady performance for the group's operations.
- Gold production increases by 2% to 1.83 million ounces (56,924 kilograms).
- Wage and diesel increases lead to a 3% increase in total cash costs to R46,914 per kilogram.
- Operating profit is marginally lower.
- Headline earnings are down 7% to 399 cents per share, due largely to increased corporate activities.

Regional operating results for the quarter

SOUTH AFRICA
- Good performances at Great Noligwa, Tau Lekoa, Tshepong and Savuka and production improvements at most others.
- Unresolved problems at Elandsrand and Bambanani.
- Gold production is up 1% to 43,000 kilograms despite the closure of Matjhabeng's Kudu shaft and resultant loss of 250 kilograms of gold and other operating problems.
- Volume and value efficiencies are up 5% and 3% respectively.
- Total cash costs are contained to a 2.5% increase, reflecting the 9% annual wage adjustment and increases in mining activity.

AFRICA
- Both Sadiola and Navachab report improved production and creditable cost performances, despite diesel price increases.

- At Yatela the ceremonial first concrete is poured by the Mali Minister of Mines on 12 October.
  At Morila the first commissioning gold is poured on 18 October.
- Ashanti's bankers give approval to the Geita deal and finalisation of the transaction should take place at the end of November.

NORTH AMERICA
- Cost increases for the region are contained to 2% despite diesel increase and grade problems at Jerritt Canyon.
- Decreased grade at Jerritt Canyon leads to a 9% reduction in gold production, to be offset in the last quarter as the Cortez ore purchase arrangement comes on stream.
- At Cripple Creek & Victor, production is up by 3% and costs down by 6%, and Phase 3 of the leach pad expansion is completed during the quarter.

SOUTH AMERICA
- Another good quarter overall.
- Despite bad weather at Cerro Vanguardia, gold production from the region's operations increases by 2%.
- Total cash costs are pushed higher by wage increases at Morro Velho and weather-induced production problems at Cerro Vanguardia.

AUSTRALASIA
- Gold production at Sunrise Dam increases by 31% and total cash costs drop by 31%.
- Production at Boddington is reduced because of heavy rains early in the quarter.
- Production improves at both Pine Creek and Tanami.
- Technical appraisal of the Boddington expansion project is under way, with completion likely at year-end. AngloGold is positive about the outcome.

		Quarter ended Sept 2000	Quarter ended June 2000	Nine months ended Sept 2000	Nine months ended Sept 1999	Quarter ended Sept 2000	Quarter ended June 2000	Nine months ended Sept 2000	Nine months ended Sept 1999
		Rand/Metric				Dollar/Imperial			
Gold									
Produced	- kg/oz 000	56,924	55,957	167,390	162,487	1,830	1,799	5,382	5,224
Revenue	- R/kg/$/oz sold	67,460	66,192	65,901	61,489	300	300	305	313
Total cash costs	- R/kg/$/oz produced	46,914	45,734	45,763	41,497	209	207	212	211
Total production costs	- R/kg/$/oz produced	53,967	52,726	52,601	47,556	240	239	244	242
Operating profit	- R/$ million	814	821	2,383	2,389	115	119	352	392
Net capital expenditure	- R/$ million	438	356	1,071	885	63	52	158	145
Net profit	- R/$ million	394	424	1,247	2,122	54	61	182	348
Net earnings	- cents per share	369	397	1,167	2,169	50	57	171	356
Headline earnings	- cents per share	399	429	1,257	2,003	55	62	184	328
Headline earnings before									
deferred taxation rate change	- cents per share	398	426	1,255	1,533	55	62	184	251
Dividends	- cents per share			750	900			110	149

Certain forward-looking statements

Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold's
Corporate Communications Department

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder

The Gold Market

The spot gold price has stayed in the low $270s for most of the last quarter. However, supply and demand fundamentals are more positive for the price than they have been for a long time.

From the supply point of view, cutbacks continue to be made to exploration spending in gold mining. This strongly suggests that, while current levels of new mine production might be maintained, it is more probable that they will decline. Central bank sales, although higher this year than in recent years, are largely regulated by last year's Washington Agreement. These official sales seem now to be discounted in this market, with neither the continuing British auctions nor the more conventional Swiss sales having a major price effect.

In contrast, jewellery demand has continued, by and large, to be strong, with off-take in most Asian markets now back to levels prior to the 1998 financial crisis in that part of the world.

Equally, broad market circumstances are more favourable for gold. United States equities markets appear to have entered a bear phase with the 'old' economy enjoying investor support and the oil price rising by more than 40% over the past six months. While AngloGold has vigorously promoted gold jewellery and, more recently, the development of new industrial applications for gold, it will also continue to support and advocate the metal's traditional monetary role, particularly during times of political and economic uncertainty.

Although it is logical to look to price improvement in the medium term it is also clearly prudent to seek profitability at current price levels in the short term. AngloGold is therefore planning its business on current prices.

Operating and Financial Performance

Overall, AngloGold's operations in all regions combined to give a steady performance this quarter. The operations in South and West Africa, in South America and Australia all increased gold production. We are particularly pleased to report strong performances at Sunrise Dam in Western Australia, Sadiola in Mali and Navachab in Namibia. Production from the North American operations decreased but they continue to forecast meeting gold production targets for the year, with a significant increase in the ounces produced in the fourth quarter. Costs, however, also increased, particularly in the South African operations. This, together with some inventory movements, produced operating profits slightly down (1%) for the quarter. Increased spending on exploration and on corporate activities, together with lower income from associates, saw headline earnings decline by 7%. In the context of the 9% wage increase which became effective this quarter in the South African operations, and which affects some 54% of working costs, this represents a respectable performance by the region as a whole. However, further steps are needed at Bambanani, Matjhabeng, Joel, Elandsrand and Deelkraal.

Headline earnings for the nine months ended September 2000 were down 37% to 1,257 cents per share. This was largely due to the deferred taxation rate change during the previous period. However, headline earnings before the deferred taxation rate change were 18% lower.

The safety performance of the South African mines is very encouraging, with the lost time injury rate, expressed per one million man hours worked, at 9.6 being the lowest quarterly rate ever recorded by these mines. Two mines, Moab Khotsong and Great Noligwa, achieved the international best practice benchmark used by AngloGold, which is the lost time accident rate in underground mines in the Ontario province of Canada. Currently, this is 6.5 lost time injuries per million man hours worked.

Prospects

In the light of the weak gold price the company faces a difficult fourth quarter, when, in South Africa, the combination of the Christmas calendar and the additional public holiday announced for this year's municipal elections, reduce the quarter's working shifts. The cost to our business goes beyond the shifts directly lost, as a mid-week holiday often produces lower production on either side of the break.

Many democracies around the world hold national and local government elections without lost production. Mining companies in South Africa have, since 1994, shown their ability to work with the Independent Electoral Commission to ensure that all of their employees have the opportunity to vote conveniently and expeditiously. If South Africa wants to compete in world markets it will have to review the extent and pattern of its public holidays and their effect on productivity and produce a more internationally competitive work calendar.

The AngloGold Board

We are very pleased to announce that Tony Trahar, the CEO of Anglo American plc, has accepted our invitation to join the AngloGold board. He replaces Anglo American's Bill Nairn, who assumes the position of alternate director and will continue to provide technical and operational counsel to the board.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

26 October 2000

SUMMARY OF OPERATIONS

SOUTH AFRICA

Overall performance

Both mining volume and gold production efficiency indicators continued to show improvement over the quarter: area mined per employee rose by 5% quarter-on-quarter and gold production, measured in grams per employee, increased by 3%, despite a 2% drop in recovered grade.

Continued strong performance at Great Noligwa and Tau Lekoa, Tshepong and Savuka, together with enhanced performances at TauTona and Deelkraal, resulted in gold production increasing by 1% to 42,914 kilograms (1.4 million ounces). The Kudu shaft at Matjhabeng was successfully closed at the end of the second quarter.

Total cash costs of R48,778 per kilogram ($217 per ounce) for the quarter were contained to a 2.5% increase over the previous quarter, despite the impact of the annual wage adjustment of 9% and greater production activity in stoping (3%) and development (5%). Dollar-denominated total cash costs increased by only 1%, as a result of a 1.7% devaluation of the rand during the quarter.

We regret to report the death of 11 employees in work-related accidents during the quarter. Nevertheless, the improving safety trend reported for the second quarter has continued: the number of lost time injuries in this quarter are again the lowest on record, up by 22% on the previous quarter. Both Moab Khotsong and Great Noligwa again reported lost time injury frequency rates below the Ontario benchmark.

Mine performance

All production, efficiency and cost indicators at **Great Noligwa** showed improvements in the third quarter, with gold output increasing by 8% and total cash costs reducing by more than 6%. **Kopanang** was unable to sustain its excellent second quarter results as gold production declined and total cash costs rose in line with a drop in recovered grade. At **Tau Lekoa**, excellent performance was sustained with all production, efficiency and cost indicators showing improvement over the June quarter.

The special focus on miner al resource management at **Bambanani** resulted in a 3% improvement in gold production, although total cash costs increased by some 6%. At **Tshepong**, gold production rose by 5% through improved mine and plant efficiencies. A 7% reduction in gold output at **Matjhabeng** arises from the closure of the Kudu shaft and the scaling back of production prior to the closure of the Nyala and Sable shafts at the end of this year. Mining volumes have been increased by 11% at **Joel** to counter the impact of declining grade. Gold production is up by 5%.

Despite problems experienced in the decline shaft at **TauTona**, gold production rose by 4% over the previous quarter. At **Savuka**, the operation maintained a steady improvement in mining volume and gold output.

Mponeng increased gold production marginally over the previous quarter. Poor flexibility in grades above cut-off resulted in a further drop in gold output and significantly higher total cash costs at **Elandsrand**, despite an increase in volumes mined. **Deelkraal** improved gold production by 8%, resulting from better face values and a release of lock-up tonnage.

Ergo's performance continued to meet expectations.

AFRICA

AngloGold's Africa Region continues to perform above expectations. Gold production increased by 5% for the quarter and total cash costs were largely unchanged, despite diesel fuel price increases.

Sadiola (38% attributable) had another good quarter. Mill throughput increased by 3% to a quarterly record of 572,500 tons, and production by 2% to a record 63,100 ounces. Total cash costs at $108 per ounce were at a level similar to the previous quarter. The mine had achieved a record 322 days without a disabling injury, prior to an injury during September.

Construction at the new **Yatela** mine is in progress with all the construction and mining contractors on site. Work is currently on schedule and within original cost estimates. The Niamboulama village, originally situated on the edge of the Yatela pit, has been successfully relocated in consultation with local authorities and the villagers. The Minister of Mines of Mali, Mr Aboubacary Coulibaly, laid the first ceremonial concrete at the mine site on 12 October.

Construction of the **Morila** (40% attributable) project in Mali is nearing completion. Commissioning of the plant started on 5 October and mining is ahead of schedule in the oxide areas. The first commissioning gold was poured on 18 October and the mine is expected to be in full production by year-end.

The completion of the **Geita** transaction, in which AngloGold will be acquiring from Ashanti a 50% interest in the Geita project, is expected to be completed by the end of November, following the approval of the deal by Ashanti's bankers. The mine was officially opened by the President of Tanzania, Mr Benjamin Mkapa, on 3 August.

Navachab had an excellent quarter with production of 20,500 ounces and total cash costs of $178 per ounce, improvements from last quarter of 16% and 14% respectively. The improved production was due to a combination of increased mill throughput and an increase in recovered grade.

NORTH AMERICA

Despite a 2% reduction in gold produced and a marginal rise in total cash costs, due largely to higher diesel fuel prices, the region recorded an increase in operating profit.

At **Jerritt Canyon** (70% attributable), the third quarter's production, at 52,400 ounces, was 8% lower than the second quarter as a result of decreased ore grades. The mill grade was 18% lower than the second quarter. Tonnage processed in the third quarter was approximately 14% higher than the second quarter. This, however, did not make up for the unfavourable ore grades as 28% more low-grade stockpile was milled in the third quarter than in the second quarter. Production ounces are expected to increase in the last quarter as a result of the processing of ore purchased from Cortez. The first batch of 26,000 tonnes of purchased ore was milled during the first week of October with no significant process difficulties.

Total cash costs for the third quarter were $224 per ounce, 13% higher than the second quarter, owing to higher than planned underground mined tonnes and associated costs.

Production at **Cripple Creek & Victor J.V.** (67% attributable, with a 100% interest in production ounces, subject to contractual obligations by the joint venture partners) was 65,400 ounces, 3% higher than the second quarter. Total cash costs were $182 per ounce, some 6% lower than the second quarter.

Phase 3 of the leach pad expansion was completed during the third quarter. The project was finished under budget and ahead of schedule.

Work continued on the Great Basin Prospectivity Study which is expected to be completed by the end of the year.

SOUTH AMERICA

Gold production at the South American operations – **Morro Velho**, **Serra Grande** (50% attributable) and **Cerro Vanguardia** (46.25% attributable) – was 2% higher than the previous quarter at 107,000 ounces. This is attributable to increased volumes of ore production at Morro Velho and better grades at Morro Velho and Serra Grande. These improvements compensate for reduced production at Cerro Vanguardia, which was affected by bad weather conditions in July and September.

Total cash costs for the quarter were 3.6% higher than the previous quarter at $137 per ounce, chiefly because of higher maintenance costs and wage increases at Morro Velho in August and the lower production at Cerro Vanguardia. Capital expenditure was some $1.8 million lower than the previous quarter owing to the phasing of equipment replacement. Recoupments of $4.4 million relate to the sale of mineral rights and other assets in Argentina.

At Cerro Vanguardia, the improving safety trend noted in the first and second quarters continues and Serra Grande remains below the Ontario benchmark, although Morro Velho has yet to achieve this target.

The exploration programme at the Corrego do Sitio project in Brazil continues, with encouraging results.

AUSTRALASIA

The September quarter built on the improvements registered in the previous quarter, with a further increase in production to 142,000 ounces (16% higher than the previous quarter).

Sunrise Dam recorded an outstanding quarter with production rising to 64,300 ounces, which is 31% up on the previous quarter. The production increase was largely driven by an improvement in the mill head grade. The production levels were accompanied by a significant fall in total cash costs to $149 (A$262) per ounce (31% below the previous quarter). The cut-back of the pit and the expansion of the processing plant are proceeding on schedule.

Production from **Pine Creek** operations increased by 7% to 45,000 ounces. Total cash costs, however, rose by 13% to $273 (A$478) per ounce. Production at Union Reefs improved markedly to 33,500 ounces (14% higher than the previous quarter). The new mining contract has been awarded and the contractor was moving equipment on to site towards the end of the quarter, preparatory to the start of mining in October. Production at Brocks Creek fell to 11,500 ounces (down 11% from the previous quarter) as the processing of residual stockpiles neared completion. Gold operations will cease during the next quarter and the only ongoing activity will be site rehabilitation.

At **Boddington** (33.3% attributable), production of 18,500 ounces was 6% lower than the previous quarter. Heavy rains early in the quarter restricted mining in the remaining, mainly clay, pits and adversely affected mill throughputs and head grades at various times during the month. Total cash costs of $211 (A$367) per ounce were, however, still 7% below the previous quarter. Revisions to the mine design for the expansion project, to incorporate the latest geotechnical data, slightly delayed completion of the feasibility study. Technical appraisal of the final study documentation was in progress at the end of the month.

As the impact of the weather during the first half of the year diminished, production from the **Tanami** mine (40% attributable) increased by 18% in the third quarter to 14,200 ounces. However, the need to rearrange mining schedules and rebuild ore stockpiles pushed total cash costs up to $298 (A$520) per ounce (12% higher than the previous quarter).

Relatively high levels of exploration activity were maintained during the quarter. Drilling below the current Sunrise Dam open pit continues to intersect significant mineralisation. Further drilling at Coyote prospect in the Tanami region has given good intercepts in several zones over a one-kilometre strike length.

GOLD MARKET

The gold market was quiet for much of the third quarter, and the price drifted lower. The average spot price of $276 per ounce compares with the average for the second quarter of $280 per ounce. Support for the price from physical demand around levels of $270 per ounce was evident again in the quarter; the price closed the quarter at $274 per ounce at the low end of its recent trading range.

Once again, there was significantly more action in the currency markets, driven by the strength of the US dollar. The rand weakened against the US currency for the third successive quarter, for an average exchange rate of R7.00 to the dollar for the period under review. Since the end of the quarter, further selling of the rand has taken the currency to an historic low of R7.73 to the dollar. The Australian dollar also touched historic lows against the US dollar during this period. For the moment, the cycle of US dollar strength remains intact, although some commentators have begun to speculate about the unusual dominance of the dollar in world markets today. For gold production outside of the United States, US dollar strength has meant a further windfall in local gold prices. In South Africa, the average price for the quarter of R62,176 per kilogram was up slightly on the second quarter, but since the end of the third quarter, we have seen historic record rand prices for gold of over R67,000 per kilogram.

The physical markets for gold remain largely in balance. Countries which support the Washington Agreement have shown every sign of adhering to that agreement, but countries and institutions that are not signatories have felt free to sell gold from their reserves. The market has had to absorb opportunistic sales of gold from a number of official sellers outside of the Washington Agreement during the past nine months and total official sales of the metal for this year look likely to be higher than in 1999. To balance this, physical demand has been good, although uneven in some important markets. It is encouraging that gold producers appear to be more aware of the need for the marketing of gold, and it must be hoped that this awareness will translate to more widespread support for gold promotion by gold producers than has been the case in the past.

The paper market for gold remains thin, with limited interest; this has contributed to a narrow price range for the metal. This price range is likely to prevail into the future until some major dislocating event in other financial markets occurs to move investor interest back to gold. A setback in equity markets, or in the value of the US dollar could lead to more favourable interest in gold.

The lower spot price of gold and the limited price range have made it necessary for the company to increase further the levels of hedge cover for new projects in Mali and Tanzania, and for existing capital projects in South Africa. This cover is consistent with the company's policy of actively managing revenue risk in the short to medium term, and with the company's commitment to paying appropriate returns to shareholders on capital invested in the company. Hedge cover remains concentrated primarily in the two years immediately ahead, with relatively low levels of cover in place for the company in the period thereafter.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 SEPTEMBER 2000

As at 30 September 2000, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 7.19 available on 30 September 2000.

	Kilograms sold	Forward price rand per kg	Forward price US$ per oz	Ounces sold (000)
12 months ending				
31 December 2000	47,119	R66,413	$286	1,515
2001	118,155	R73,008	$308	3,799
2002	98,271	R81,016	$326	3,159
2003	71,933	R85,359	$324	2,313
2004	43,597	R105,879	$330	1,402
January 2005 – December 2010	136,660	R162,871	$364	4,394
Total	515,735	R102,245	$328	16,581

The marked to market value of all hedge transactions making up the hedge positions in the above table was R578.1 million ($80.4 million) as at 30 September 2000. The value was based on a gold price of $274.05 per ounce, exchange rates of R/$7.19 and $/A$ 0.5423 and the prevailing market interest rates and volatilities at the time.

As at 26 October 2000, the marked to market value of the hedge book was R667.1 million ($87.0 million) based on a gold price of $267.10 per ounce and exchange rates of R/$7.67 and $/A$.5188 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 30 September 2000
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2000.

ANGLOGOLD HEDGE POSITION
AS AT 30 SEPTEMBER 2000

Year		2000	2001	2002	2003	2004	2005-2009	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	25,678	54,102	39,987	39,822	26,015	92,486	278,091
	$ per oz	$297	$315	$322	$327	$331	$409	$349
Put Options Purchased	Amount (kg)	8,398	4,510	3,110	4,977	1,866		22,861
	$ per oz	$294	$363	$407	$362	$433		$349
	*Delta (kg)	7,236	3,715	2,838	3,373	1,496		18,658
Put Options Sold	Amount (kg)	4,043						4,043
	$ per oz	$282						$282
	*Delta (kg)	2,606						2,606
Call Options Purchased	Amount (kg)	21,461	2,658	740	667	572		26,099
	$ per oz	$325	$342	$340	$350	$360		$329
	*Delta (kg)	221	337	209	243	240		1,250
Call Options Sold	Amount (kg)	31,436	8,731	11,885	10,463	3,303	3,938	69,755
	$ per oz	$313	$357	$373	$372	$342	$347	$341
	*Delta (kg)	4,693	1,276	2,278	3,029	1,682	2,352	15,310
RAND GOLD								
Forward Contracts	Amount (kg)	1,374	38,208	37,898	13,706	10,311	23,391	124,888
	Rand per kg	R152,241	R75,162	R79,618	R83,900	R89,066	R127,283	R89,231
Put Options Purchased	Amount (kg)	311	2,644					2,955
	Rand per kg	R69,124	R71,668					R71,400
	*Delta (kg)	234	1,472					1,706
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	3,019	18,214	14,357	4,519	1,875	4,994	46,978
	Rand per kg	R71,029	R78,116	R87,002	R93,765	R93,602	R113,695	R86,282
	*Delta (kg)	277	4,102	4,210	1,720	1,223	3,241	14,773
A DOLLAR GOLD								
Forward Contracts	Amount (kg)	9,443	15,994	12,597	10,731	3,110	36,391	88,266
	A$ per oz	A$539	A$522	A$618	A$548	A$510	A$585	A$566
Call Options Purchased	Amount (kg)	2,644	4,121	6,687	778		36,391	50,621
	A$ per oz	A$661	A$717	A$728	A$703		A$686	A$693
	*Delta (kg)	196	377	1,329	205		21,201	23,308
Call Options Sold	Amount (kg)	2,488						2,488
	A$ per oz	A$488						A$488
	*Delta (kg)	1,207						1,207
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	166,476	75,000	20,000				261,476
	ZAR per $	R6.73	R6.76	R6.48				R6.72
Put Options Purchased	Amount ($)	73,750	130,000					203,750
	ZAR per $	R6.81	R7.15					R7.03
	*Delta ($)	6,014	39,092					45,107
Put Options Sold	Amount ($)	35,000	30,000					65,000
	ZAR per $	R6.78	R6.84					R6.81
	*Delta ($)	4,385	4,093					8,478
Call Options Purchased	Amount ($)	2,530	10,470	5,450				18,450
	ZAR per $	R5.90	R6.15	R6.48				R6.21
	*Delta ($)	2,530	10,162	4,972				17,665
Call Options Sold	Amount ($)	90,500	160,170	33,450	8,000			292,120
	ZAR per $	R7.02	R7.35	R7.06	R6.94			R7.20
	*Delta ($)	68,032	91,215	25,617	7,016			191,880
A DOLLAR (000)								
Forward Contracts	Amount ($)	103,278			16,663			119,941
	$ per A$	A$.65			A$.67			A$.65

NOTES

1. The results included herein for the quarter and nine months ended 30 September 2000, which are unaudited, have been prepared using accounting policies which are in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter, 2,800 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 September 2000 to 107,017,487.

3. It was previously reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields Company Limited (Ashanti). On 26 June 2000 it was announced that the formal agreement had been signed with Ashanti. The transaction, which is subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratifications, was to have been completed by 30 September 2000, but is now expected to be finalised by the end of November 2000.

4. Earnings per share have been calculated using the weighted average number of ordinary shares in issue. The average number of ordinary shares in issue at 30 September 2000 was 106,860,638.

5. Orders placed and outstanding on capital contracts as at 30 September 2000 totalled R746.5 million (30 June 2000: R836.6 million), equivalent to $103.2 million (30 June 2000: $126.9 million) at the rate of exchange ruling on that date. The figures for orders placed and outstanding on capital contracts published at 30 June 2000 have been restated, and are reflected as comparatives.

6. **Dividend**
   Interim Dividend No. 88 of 750 South African cents per ordinary share was paid to registered shareholders on 22 September 2000. A dividend was paid to holders of American Depositary Receipts (ADR) on 11 October 2000 at a rate of 51.06 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.

   AngloGold has learnt that certain shareholders received payment of Dividend No. 88 later than the payment dates as announced on 26 July 2000. The dividend payment was later than anticipated as a result of delays in processing the transfer of funds. AngloGold is in discussion with all parties involved to ensure an improved payment process in future. The company regrets the inconvenience caused to shareholders who have experienced delayed payment of the dividend.

By order of the Board

N F OPPENHEIMER   **R M GODSELL**
Chairman   *Chief Executive Officer*

26 October 2000



GROUP OPERATING RESULTS

GROUP INCOME STATEMENT

GROUP BALANCE SHEET

GROUP CASH FLOW STATEMENT

KEY OPERATING RESULTS

DETAILED OPERATING RESULTS

GROUP OPERATING RESULTS

Issued Capital: 107,017,487 ordinary shares of 50 cents each

2,000,000 A redeemable preference shares

778,896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Nine months ended September 1999
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5,531	5,354	16,003	15,944
		- waste	8	48	132	467
		- total	5,539	5,402	16,135	16,411
Yield	- g/t	- reef	7.79	7.92	7.95	8.32
		- waste	0.50	0.53	0.62	0.87
		- average	7.78	7.85	7.89	8.11
Gold produced	- kg	- reef	43,073	42,394	127,267	132,625
		- waste	4	26	82	408
		- total	43,077	42,420	127,349	133,033
PRODUCTIVITY						
g/employee		- target	213	207	208	222
		- actual	199	192	192	212
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		12,111	13,482	37,949	41,203
Yield	- g/t		0.31	0.30	0.31	0.29
Gold produced	- kg		3,747	4,069	11,748	12,045
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		10,589	12,545	34,956	36,683
Stripping ratio	- t(mined-treated)					
	/t treated		0.81	1.20	1.02	2.50
Tonnes treated	- 000		5,839	5,694	17,332	10,478
Yield	- g/t		1.73	1.66	1.63	1.66
Gold produced	- kg		10,100	9,468	28,293	17,409
TOTAL						
Gold produced	- kg		56,924	55,957	167,390	162,487
Revenue - R/kg sold	- (excluding accelerated hedge)		67,072	65,741	65,527	61,294
	- (including accelerated hedge)		67,460	66,192	65,901	61,489
Total cash costs	- R/kg produced		46,914	45,734	45,763	41,497
Total production costs	- R/kg produced		53,967	52,726	52,601	47,556
CAPITAL EXPENDITURE						
	- mining direct		426.0	333.6	1 014.3	801.0
	- other		47.7	25.6	102.4	83.9
	- recoupments		(35.8)	(3.6)	(45.8)	-
Net capital expenditure			437.9	355.6	1 070.9	884.9

GROUP OPERATING RESULTS

Issued Capital: 107,017,487 ordinary shares of 50 cents each
                       2,000,000 A redeemable preference shares
                       778,896 B redeemable preference shares
                       All the preference shares are held by a wholly owned subsidiary company

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Nine months ended September 1999
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	6,097	5,902	17,640	17,574
		- waste	9	53	145	514
		- total	6,106	5,955	17,785	18,088
Yield	- oz/t	- reef	0.227	0.231	0.232	0.243
		- waste	-	0.019	0.021	0.025
		- average	0.227	0.229	0.230	0.236
Gold produced	- oz 000	- reef	1,385	1,363	4,092	4,264
		- waste	-	1	3	13
		- total	1,385	1,364	4,095	4,277
PRODUCTIVITY						
oz/employee		- target	6.84	6.66	6.70	7.13
		- actual	6.41	6.16	6.18	6.81
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		13,350	14,862	41,833	45,419
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		120	131	377	387
OPEN-PIT OPERATIONS						
Tons mined	- 000		11,672	13,829	38,532	40,435
Stripping ratio	- t(mined-treated)					
	/t treated		0.81	1.20	1.02	2.50
Tons treated	- 000		6,437	6,277	19,106	11,550
Yield	- oz/t		0.05	0.05	0.048	0.048
Gold produced	- oz 000		325	304	910	560
TOTAL						
Gold produced	- oz 000		1,830	1,799	5,382	5,224
Revenue - $/oz sold	- (excluding accelerated hedge)		298	298	304	312
	- (including accelerated hedge)		300	300	305	313
Total cash costs	- $/ounce produced		209	207	212	211
Total production costs	- $/ounce produced		240	239	244	242
Rand/US Dollar average exchange rate			6.99	6.87	6.71	6.10
CAPITAL EXPENDITURE						
	- mining direct		60.9	48.6	149.8	131.3
	- other		6.8	3.7	15.1	13.7
	- recoupments		(5.1)	(0.5)	(6.6)	-
Net capital expenditure			62.6	51.8	158.3	145.0

GROUP INCOME STATEMENT

SA Rand million	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Nine months ended September 1999
Turnover	4,020.0	3,802.3	11,468.2	10,281.9
Gold revenue	3,903.7	3,734.5	11,206.7	10,131.6
Normal	3,881.6	3,709.4	11,144.0	10,099.8
Accelerated hedge	22.1	25.1	62.7	31.8
Cost of sales	3,089.8	2,913.6	8,823.3	7,742.4
Cash operating costs	2,654.2	2,558.1	7,630.2	6,713.1
Other cash costs	41.0	24.9	97.8	29.7
Total cash costs	2,695.2	2,583.0	7,728.0	6,742.8
Retrenchment costs	22.1	25.1	62.7	31.7
Rehabilitation and other non-cash costs	13.1	3.4	29.6	59.0
Production costs	2,730.4	2,611.5	7,820.3	6,833.5
Amortisation of mining assets	378.9	377.3	1,091.7	893.7
Total production costs	3,109.3	2,988.8	8,912.0	7,727.2
Inventory change	(19.5)	(75.2)	(88.7)	15.2
Operating profit	813.9	820.9	2,383.4	2,389.2
Corporate administration and other expenses	45.6	39.4	125.8	137.0
Exchange gain on transactions other than sales	1.3	6.4	5.4	8.7
Marketing development costs	25.9	25.5	71.7	67.7
Research and development	12.4	11.7	33.4	29.8
Exploration costs	74.3	54.1	199.6	176.8
Profit from operations	657.0	696.6	1,958.3	1,986.6
Interest paid	121.1	106.8	326.3	215.7
Unwinding of decommissioning obligation	0.8	(4.1)	1.5	13.5
Interest receivable	59.5	44.6	205.7	284.8
Growth in AngloGold Environmental Rehabilitation Trust	4.6	4.6	13.8	20.9
Income from associates	3.3	10.7	21.7	43.3
Dividends received	-	-	-	2.4
Profit on sale of assets	21.7	8.0	28.3	-
Profit on ordinary activities before taxation	624.2	661.8	1,900.0	2,108.8
Taxation	181.9	195.7	516.2	131.2
Normal taxation	123.4	155.0	428.0	560.0
Deferred taxation - current	59.4	43.4	90.8	31.1
- rate change	(0.9)	(2.7)	(2.6)	(459.9)
Profit on ordinary activities after taxation	442.3	466.1	1,383.8	1,977.6
Profit on sale of associate	-	-	-	543.2
Amortisation of goodwill	32.4	33.5	96.3	380.9
Minority interest	16.0	8.4	40.4	17.7
Net profit	393.9	424.2	1,247.1	2,122.2
Headline earnings				
The net profit has been adjusted by the following				
to arrive at headline earnings:				
Net profit	393.9	424.2	1,247.1	2,122.2
Less: Profit on sale of associate	-	-	-	543.2
Add: Amortisation of goodwill	32.4	33.5	96.3	380.9
Headline earnings	426.3	457.7	1,343.4	1,959.9
Add : Deferred taxation rate change	(0.9)	(2.7)	(2.6)	(459.9)
Headline earnings before deferred taxation rate change	425.4	455.0	1,340.8	1,500.0
Earnings per ordinary share - cents				
- Net earnings	369	397	1,167	2,169
- Headline	399	429	1,257	2,003
- Headline before deferred taxation rate change	398	426	1,255	1,533
Dividends				
- Rm			802.6	880.8
- cents per share			750	900

GROUP INCOME STATEMENT

US Dollar million	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Nine months ended September 1999
Turnover	573.6	553.6	1,703.7	1,684.6
Gold revenue	557.1	543.8	1,665.3	1,659.9
Normal	553.9	540.1	1,656.0	1,654.7
Accelerated hedge	3.2	3.7	9.3	5.2
Cost of sales	442.0	424.6	1,313.2	1,268.4
Cash operating costs	379.7	372.8	1,135.5	1,099.7
Other cash costs	5.9	3.6	14.5	4.8
Total cash costs	385.6	376.4	1,150.0	1,104.5
Retrenchment costs	3.2	3.7	9.3	5.2
Rehabilitation and other non-cash costs	1.9	0.5	4.5	9.8
Production costs	390.7	380.6	1,163.8	1,119.5
Amortisation of mining assets	54.2	54.9	162.4	146.4
Total production costs	444.9	435.5	1,326.2	1,265.9
Inventory change	(2.9)	(10.9)	(13.0)	2.5
Operating profit	115.1	119.2	352.1	391.5
Corporate administration and other expenses	6.5	5.8	18.9	22.6
Exchange gain on transactions other than sales	0.2	0.8	0.6	1.5
Marketing development costs	3.7	3.7	10.6	11.1
Research and development	1.8	1.7	5.0	4.9
Exploration costs	10.6	7.9	29.6	29.0
Profit from operations	92.7	100.9	288.6	325.4
Interest paid	17.4	14.0	48.5	35.3
Unwinding of decommissioning obligation	0.1	(0.6)	0.3	2.1
Interest receivable	8.5	5.0	31.1	46.6
Growth in AngloGold Environmental Rehabilitation Trust	0.7	0.7	2.1	3.5
Income from associates	(0.8)	1.6	2.0	7.1
Dividends received	-	-	-	0.4
Profit on sale of assets	3.1	1.1	4.0	-
Profit on ordinary activities before taxation	86.7	95.9	279.0	345.6
Taxation	25.9	28.5	76.4	21.5
Normal taxation	17.5	22.6	63.8	91.7
Deferred taxation - current	8.5	6.3	12.9	5.2
- rate change	(0.1)	(0.4)	(0.3)	(75.4)
Profit on ordinary activities after taxation	60.8	67.4	202.6	324.1
Profit on sale of associate	-	-	-	88.7
Amortisation of goodwill	4.6	4.9	14.3	61.8
Minority interest	2.3	1.2	6.0	2.9
Net profit	53.9	61.3	182.3	348.1
Headline earnings				
The net profit has been adjusted by the following				
to arrive at headline earnings:				
Net profit	53.9	61.3	182.3	348.1
Less: Profit on sale of associate	-	-	-	88.7
Add: Amortisation of goodwill	4.6	4.9	14.3	61.8
Headline earnings	58.5	66.2	196.6	321.2
Add : Deferred taxation rate change	(0.1)	(0.4)	(0.3)	(75.4)
Headline earnings before deferred taxation rate change	58.4	65.8	196.3	245.8
Earnings per ordinary share - cents				
- Net earnings	50	57	171	356
- Headline	55	62	184	328
- Headline before deferred taxation rate change	55	62	184	251
Dividends				
- $m			118.1	145.9
- cents per share			110	149

GROUP BALANCE SHEET

September 1999	June 2000	September 2000		September 2000	June 2000	September 1999
US Dollar million				SA Rand million		
			ASSETS			
			Non-current assets			
2,457.3	2,562.1	2,607.0	Mining assets	18,861.6	17,409.7	14,762.0
138.0	276.6	274.8	Goodwill	1,988.2	1,879.7	829.0
13.2	12.4	18.1	Investments in associates	139.9	84.1	79.5
9.5	6.3	6.1	Other investments	44.1	42.8	56.8
40.2	41.6	39.7	AngloGold Environmental Rehabilitation Trust	287.5	282.9	241.5
59.4	46.9	48.9	Long-term loans - unsecured	353.8	318.4	357.0
2,717.6	2,945.9	2,994.6		21,675.1	20,017.6	16,325.8
			Current assets			
167.3	196.1	189.3	Inventories	1,369.9	1,332.7	1,005.1
191.3	235.0	224.3	Trade and other receivables	1,623.1	1,596.5	1,148.9
21.2	18.3	19.1	Current portion of loans advanced	137.9	124.0	127.1
470.8	310.6	159.5	Cash and cash equivalents	1,153.9	2,110.4	2,828.3
850.6	760.0	592.2		4,284.8	5,163.6	5,109.4
3,568.2	3,705.9	3,586.8	**Total assets**	25,959.9	25,181.2	21,435.2
			EQUITY AND LIABILITIES			
			Capital and reserves			
878.9	1,167.7	1,098.7	Share capital and premium	7,949.2	7,934.6	5,279.8
26.2	33.8	20.6	Non-distributable reserve	158.9	229.8	156.5
494.5	461.3	376.0	Retained earnings	2,720.4	3,134.3	2,970.8
1,399.6	1,662.8	1,495.3	Shareholders' equity	10,828.5	11,298.7	8,407.1
26.3	27.2	25.3	Minority interests	183.2	184.6	158.0
1,425.9	1,690.0	1,520.6		11,011.7	11,483.3	8,565.1
			Non-current liabilities			
704.5	649.8	749.7	Borrowings	5,424.3	4,415.4	4,232.5
15.8	17.8	16.7	Debentures	120.7	120.7	95.1
296.7	309.4	296.3	Provisions	2,143.6	2,102.6	1,782.1
667.6	632.2	601.3	Deferred taxation	4,350.2	4,295.8	4,010.5
1,684.6	1,609.2	1,664.0		12,038.8	10,934.5	10,120.2
			Current liabilities			
280.9	262.1	254.5	Trade and other payables	1,841.1	1,780.9	1,687.8
107.9	115.0	106.6	Current portion of borrowings	771.2	781.4	648.0
68.9	29.6	41.1	Taxation	297.1	201.1	414.1
457.7	406.7	402.2		2,909.4	2,763.4	2,749.9
3,568.2	3,705.9	3,586.8	**Total equity and liabilities**	25,959.9	25,181.2	21,435.2

GROUP CASH FLOW STATEMENT

Nine months ended September 1999	Nine months ended September 2000	Quarter ended September 2000		Quarter ended September 2000	Nine months ended September 2000	Nine months ended September 1999
US Dollar million				SA Rand million		
			Cash flows from operating activities			
461.3	362.0	111.4	Cash generated from operations	787.1	2,451.4	2,815.3
(35.3)	(48.5)	(17.4)	Interest paid	(121.1)	(326.3)	(215.7)
46.6	31.1	8.5	Interest received	59.5	205.7	284.8
3.5	2.1	0.7	Growth in AngloGold Environmental Rehabilitation Trust	4.6	13.8	20.9
5.8	3.4	1.7	Dividends received from associates	11.8	22.5	35.2
0.4	-	-	Dividends received	-	-	2.4
(272.5)	(300.1)	(116.3)	Dividends paid	(802.6)	(1,980.7)	(1,663.6)
(82.3)	(77.0)	(3.9)	Mining and normal taxation paid	(27.4)	(516.8)	(502.3)
127.5	(27.0)	(15.3)	Net cash (outflow) / inflow from operating activities	(88.1)	(130.4)	777.0
			Cash flows from investing activities			
(145.0)	(164.9)	(67.7)	Capital expenditure	(473.7)	(1,116.7)	(884.9)
-	6.6	5.1	Recoupments from sale of assets	35.8	45.8	-
(1.3)	(8.2)	(7.9)	Investments acquired	(55.1)	(55.1)	(7.9)
(471.9)	(131.2)	(131.2)	Acquisition of subsidiaries	(893.2)	(893.2)	(2,870.5)
215.7	1.2	-	Proceeds from sale of investments	-	7.9	1,316.5
-	(2.8)	(2.2)	Loans advanced	(15.4)	(19.1)	-
15.5	9.3	-	Repayment of loans advanced	0.2	62.6	94.6
(387.0)	(290.0)	(203.9)	Net cash outflow from investing activities	(1,401.4)	(1,967.8)	(2,352.2)
			Cash flows from financing activities			
2.4	1.6	0.1	Proceeds from issue of share capital	0.6	10.6	14.6
(0.4)	(2.7)	-	Share issue expenses	(0.2)	(18.0)	(2.5)
515.1	97.3	93.3	Proceeds from borrowings	652.7	652.8	3,144.5
(46.0)	(75.6)	(29.5)	Repayment of borrowings	(206.3)	(507.7)	(281.1)
471.1	20.6	63.9	Net cash inflow from financing activities	446.8	137.7	2,875.5
211.6	(296.4)	(155.3)	**Net (decrease) / increase in cash and cash equivalents**	(1,042.7)	(1,960.5)	1,300.3
5.6	(36.6)	4.2	Translation adjustment	86.2	83.4	36.2
253.6	492.5	310.6	Opening cash and cash equivalents	2,110.4	3,031.0	1,491.8
470.8	159.5	159.5	**Closing cash and cash equivalents**	1,153.9	1,153.9	2,828.3
			Note to the Cash Flow Statement			
			Cash generated from operations			
345.6	279.0	86.7	Profit on ordinary activities before taxation	624.2	1,900.0	2,108.8
			Adjusted for:			
9.8	4.5	1.9	Non-cash movements	13.1	29.6	59.0
146.4	162.4	54.2	Amortisation of mining assets	378.9	1,091.7	893.7
35.3	48.5	17.4	Interest paid	121.1	326.3	215.7
2.1	0.3	0.1	Unwinding of decommissioning obligation	0.8	1.5	13.5
(46.6)	(31.1)	(8.5)	Interest receivable	(59.5)	(205.7)	(284.8)
(3.5)	(2.1)	(0.7)	Growth in AngloGold Environmental Rehabilitation Trust	(4.6)	(13.8)	(20.9)
(7.1)	(2.0)	0.8	Income from associates	(3.3)	(21.7)	(43.3)
(0.4)	-	-	Dividends received	-	-	(2.4)
-	(4.0)	(3.1)	Profit on sale of assets	(21.7)	(28.3)	-
(20.3)	(93.5)	(37.4)	Movement in working capital	(261.9)	(628.2)	(124.0)
461.3	362.0	111.4		787.1	2,451.4	2,815.3
			The following analyses the movement in working capital:			
11.3	(29.9)	(21.3)	(Increase) decrease in inventories	(149.1)	(200.9)	68.9
(7.4)	(36.1)	(20.9)	Increase in trade and other receivables	(146.4)	(242.5)	(45.0)
(24.2)	(27.5)	4.8	Decrease (increase) in trade and other payables	33.6	(184.8)	(147.9)
(20.3)	(93.5)	(37.4)		(261.9)	(628.2)	(124.0)

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	12.71	12.25	12.09	8,280	7,646	22,375
Kopanang Mine	6.46	6.99	6.89	3,463	3,893	11,175
Tau Lekoa Mine	4.77	4.75	4.74	2,579	2,398	7,193
Surface Operations	0.52	0.50	0.54	559	691	1,925
ERGO						
Ergo	0.24	0.23	0.24	2,435	2,580	7,521
FREE STATE						
Bambanani Mine	7.03	7.07	6.98	3,506	3,388	10,533
Tshepong Mine	7.55	8.10	7.61	2,735	2,614	7,693
Matjhabeng Mine	7.00	7.37	7.28	2,809	3,030	9,004
Surface Operations	0.88	0.85	0.93	588	706	1,942
Joel Mine	4.47	4.91	4.93	1,704	1,626	5,106
WEST WITS						
TauTona Mine	11.54	11.20	11.21	4,956	4,778	13,871
Savuka Mine	8.42	7.99	8.21	2,133	2,046	6,200
Mponeng Mine	7.74	7.10	8.37	3,043	3,003	9,967
Elandsrand Mine	5.84	6.37	6.45	2,545	2,848	8,415
Deelkraal Mine	6.57	6.66	6.86	1,412	1,302	4,146
Surface Operations	1.35	0.61	0.85	165	92	360
AFRICAN REGION						
Navachab	1.91	1.80	1.77	637	548	1,728
Sadiola - Attributable 38%	3.78	3.82	3.71	1,963	1,931	5,542
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.81	0.84	0.76	2,035	1,968	5,698
Jerritt Canyon J.V. - Attributable 70%	11.94	12.90	13.26	1,631	1,773	5,244
SOUTH AMERICAN REGION						
Morro Velho	6.63	6.33	6.61	1,567	1,445	4,464
Serra Grande - Attributable 50%	8.45	8.03	8.25	776	752	2,275
Cerro Vanguardia - Attributable 46.25%	11.56	11.74	11.61	985	1,079	3,115
AUSTRALASIAN REGION						
Sunrise Dam	4.31	3.26	3.69	1,999	1,523	4,974
Boddington - Attributable 33.33%	0.88	0.80	0.83	576	611	1,815
Tanami - Attributable 40%	2.95	2.40	2.65	441	374	1,124
Union Reefs	1.42	1.28	1.30	1,042	911	2,763
Brocks Creek	1.02	1.24	1.27	359	402	1,220

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	30,157	32,208	32,304	32,210	33,997	34,400
Kopanang Mine	53,339	45,962	48,106	57,180	48,964	51,569
Tau Lekoa Mine	47,375	48,467	48,285	53,306	50,896	54,361
Surface Operations	42,906	38,228	40,292	42,906	38,234	40,292
ERGO						
Ergo	56,382	49,866	52,571	64,842	58,124	60,987
FREE STATE						
Bambanani Mine	62,546	59,019	58,636	65,968	63,609	62,699
Tshepong Mine	51,074	47,785	49,540	58,423	55,560	57,314
Matjhabeng Mine	66,710	59,754	61,159	73,010	65,682	65,957
Surface Operations	42,180	45,141	51,770	42,706	46,336	52,780
Joel Mine	59,431	63,828	59,933	68,055	73,669	68,237
WEST WITS						
TauTona Mine	38,314	36,927	38,541	41,079	38,663	41,158
Savuka Mine	55,736	55,836	55,578	59,299	59,591	58,998
Mponeng Mine	56,191	53,603	49,592	63,058	61,740	56,013
Elandsrand Mine	70,496	59,171	60,688	76,823	67,133	66,879
Deelkraal Mine	63,252	69,078	64,949	77,701	78,007	74,765
Surface Operations	43,509	63,395	50,609	43,509	64,474	51,301
AFRICAN REGION						
Navachab	40,122	46,083	43,181	45,011	52,829	48,540
Sadiola - Attributable 38%	24,232	23,631	24,134	35,672	34,991	35,705
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	40,969	42,729	41,431	61,421	69,207	61,792
Jerritt Canyon J.V. - Attributable 70%	50,473	43,895	43,730	74,246	68,111	63,839
SOUTH AMERICAN REGION						
Morro Velho	30,763	28,719	28,656	42,946	40,112	39,953
Serra Grande - Attributable 50%	24,244	24,573	23,375	35,947	38,179	35,901
Cerro Vanguardia - Attributable 46.25%	33,937	28,449	29,939	48,621	46,966	47,308
AUSTRALASIAN REGION						
Sunrise Dam	33,686	47,516	38,967	46,091	62,280	51,806
Boddington - Attributable 33.33%	47,349	49,978	47,241	50,335	52,965	50,444
Tanami - Attributable 40%	66,966	58,437	63,539	75,076	60,392	68,626
Union Reefs	69,953	58,382	63,690	78,199	66,166	71,734
Brocks Creek	37,290	42,199	44,398	37,302	48,190	52,282

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	Productivity per employee - g			Operating profit - Rm		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	295	267	263	269.7	254.1	687.0
Kopanang Mine	149	167	160	26.6	69.9	149.7
Tau Lekoa Mine	207	191	191	30.3	38.3	76.8
Surface Operations	384	411	400	13.4	17.7	47.0
ERGO						
Ergo	-	-	-	2.7	15.5	24.4
FREE STATE						
Bambanani Mine	154	147	152	(7.0)	3.7	15.5
Tshepong Mine	195	184	179	14.2	23.4	51.1
Matjhabeng Mine	124	121	122	(15.0)	5.4	1.8
Surface Operations	228	269	247	22.6	25.6	60.8
Joel Mine	126	121	124	4.9	(15.3)	(10.2)
WEST WITS						
TauTona Mine	270	254	247	123.8	126.8	329.3
Savuka Mine	173	162	164	14.8	13.2	38.5
Mponeng Mine	184	183	201	9.2	9.9	84.6
Elandsrand Mine	142	157	155	(27.4)	(5.1)	(16.8)
Deelkraal Mine	130	121	127	(16.6)	(16.4)	(40.5)
Surface Operations	-	-	-	6.8	1.1	9.5
AFRICAN REGION						
Navachab	609	506	542	13.1	8.0	28.6
Sadiola - Attributable 38%	2,062	2,088	1,980	63.5	62.9	167.1
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	2,547	2,432	2,332	31.8	10.8	70.1
Jerritt Canyon J.V. - Attributable 70%	1,775	1,990	1,726	2.7	5.7	34.3
SOUTH AMERICAN REGION						
Morro Velho	415	386	400	53.9	38.2	136.2
Serra Grande - Attributable 50%	990	966	980	28.5	24.6	76.9
Cerro Vanguardia - Attributable 46.25%	1,771	2,134	1,890	21.5	22.5	72.2
AUSTRALASIAN REGION						
Sunrise Dam	2,876	2,106	2,328	61.5	35.1	136.2
Boddington - Attributable 33.33%	1,605	1,706	1,727	12.3	8.5	31.3
Tanami - Attributable 40%	1,480	1,327	1,294	0.9	4.5	6.0
Union Reefs	1,366	1,342	1,280	7.2	6.4	12.5
Brocks Creek	2,563	2,337	2,082	4.8	7.5	19.7

KEY OPERATING RESULTS
PER REGION

	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
US Dollar / Imperial	**Yield - oz/t**			**Gold produced - oz 000**		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	0.371	0.357	0.353	266	246	719
Kopanang Mine	0.188	0.204	0.201	111	125	359
Tau Lekoa Mine	0.139	0.139	0.138	83	77	231
Surface Operations	0.015	0.015	0.016	18	22	62
ERGO						
Ergo	0.007	0.007	0.007	78	83	242
FREE STATE						
Bambanani Mine	0.205	0.206	0.204	113	109	339
Tshepong Mine	0.220	0.236	0.222	88	84	247
Matjhabeng Mine	0.204	0.215	0.212	90	97	289
Surface Operations	0.026	0.025	0.027	19	23	62
Joel Mine	0.130	0.143	0.144	55	52	164
WEST WITS						
TauTona Mine	0.337	0.327	0.327	159	154	446
Savuka Mine	0.246	0.233	0.239	69	66	199
Mponeng Mine	0.226	0.207	0.244	98	97	320
Elandsrand Mine	0.170	0.186	0.189	82	92	271
Deelkraal Mine	0.192	0.194	0.200	45	42	133
Surface Operations	0.039	0.018	0.025	5	3	12
AFRICAN REGION						
Navachab	0.056	0.052	0.052	20	18	56
Sadiola - Attributable 38%	0.110	0.111	0.108	63	62	178
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.024	0.025	0.022	65	63	183
Jerritt Canyon J.V. - Attributable 70%	0.348	0.376	0.387	52	57	169
SOUTH AMERICAN REGION						
Morro Velho	0.193	0.184	0.193	50	46	144
Serra Grande - Attributable 50%	0.247	0.234	0.241	25	24	73
Cerro Vanguardia - Attributable 46.25%	0.337	0.342	0.339	32	35	100
AUSTRALASIAN REGION						
Sunrise Dam	0.126	0.095	0.108	64	49	160
Boddington - Attributable 33.33%	0.026	0.023	0.024	19	20	58
Tanami - Attributable 40%	0.086	0.070	0.077	14	12	36
Union Reefs	0.041	0.037	0.038	34	29	89
Brocks Creek	0.030	0.036	0.037	12	13	39

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	134	146	150	143	154	159
Kopanang Mine	237	208	222	254	222	239
Tau Lekoa Mine	211	219	223	238	231	252
Surface Operations	191	174	187	191	174	187
ERGO						
Ergo	250	226	244	287	263	282
FREE STATE						
Bambanani Mine	279	267	271	294	288	290
Tshepong Mine	227	216	229	259	252	265
Matjhabeng Mine	297	271	283	324	298	305
Surface Operations	188	204	240	190	210	245
Joel Mine	265	289	278	303	334	316
WEST WITS						
TauTona Mine	171	167	178	183	175	190
Savuka Mine	248	253	257	262	270	272
Mponeng Mine	249	243	229	280	280	259
Elandsrand Mine	313	268	280	341	304	309
Deelkraal Mine	282	313	302	346	353	347
Surface Operations	193	287	235	193	292	238
AFRICAN REGION						
Navachab	178	208	200	200	239	224
Sadiola - Attributable 38%	108	107	112	159	181	166
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	182	193	191	273	313	284
Jerritt Canyon J.V. - Attributable 70%	224	199	202	330	308	294
SOUTH AMERICAN REGION						
Morro Velho	137	130	132	191	182	184
Serra Grande - Attributable 50%	108	111	108	160	173	166
Cerro Vanguardia - Attributable 46.25%	151	129	138	216	213	219
AUSTRALASIAN REGION						
Sunrise Dam	149	215	179	205	282	239
Boddington - Attributable 33.33%	211	226	219	224	240	234
Tanami - Attributable 40%	298	265	293	334	273	316
Union Reefs	310	264	293	347	299	331
Brocks Creek	166	192	208	166	220	247

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	Productivity per employee - oz			Operating profit - $m		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	9.47	8.59	8.45	38.5	37.0	101.3
Kopanang Mine	4.80	5.38	5.13	3.7	10.2	22.3
Tau Lekoa Mine	6.65	6.16	6.15	4.2	5.6	11.1
Surface Operations	12.34	13.20	12.84	1.9	2.7	7.1
ERGO						
Ergo	-	-	-	0.4	2.3	3.7
FREE STATE						
Bambanani Mine	4.96	4.71	4.88	(1.1)	0.6	2.3
Tshepong Mine	6.26	5.90	5.77	2.1	3.4	7.5
Matjhabeng Mine	4.00	3.90	3.91	(2.1)	0.9	0.6
Surface Operations	7.32	8.65	7.94	3.2	3.7	8.9
Joel Mine	4.05	3.90	4.00	0.6	(2.3)	(1.6)
WEST WITS						
TauTona Mine	8.67	8.17	7.95	17.7	18.4	48.5
Savuka Mine	5.56	5.21	5.28	2.2	1.8	5.7
Mponeng Mine	5.92	5.88	6.46	1.3	1.4	13.2
Elandsrand Mine	4.58	5.06	4.99	(3.9)	(0.7)	(2.3)
Deelkraal Mine	4.18	3.89	4.08	(2.4)	(2.5)	(6.1)
Surface Operations	-	-	-	0.9	0.2	1.3
AFRICAN REGION						
Navachab	19.57	16.27	17.42	1.9	1.0	4.4
Sadiola - Attributable 38%	66.31	67.13	63.66	9.1	9.2	24.6
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	81.89	78.21	74.99	4.4	1.5	10.2
Jerritt Canyon J.V. - Attributable 70%	57.06	63.98	55.49	0.2	0.9	5.0
SOUTH AMERICAN REGION						
Morro Velho	13.35	12.41	12.85	7.8	5.8	20.4
Serra Grande - Attributable 50%	31.83	31.06	31.51	4.1	3.5	11.4
Cerro Vanguardia - Attributable 46.25%	56.95	68.60	60.75	3.0	4.2	11.7
AUSTRALASIAN REGION						
Sunrise Dam	92.45	67.72	74.84	8.7	5.0	20.2
Boddington - Attributable 33.33%	51.59	54.86	55.53	1.7	1.1	4.6
Tanami - Attributable 40%	47.57	42.65	41.59	0.1	0.6	0.8
Union Reefs	43.91	43.14	41.16	1.0	1.0	1.8
Brocks Creek	82.40	75.15	66.95	0.7	1.0	2.9

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2000

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium		
			width	g/t	cm.g/t	kg/t	cm.kg/t	
			cm					
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	5,218	560	100.50	34.17	3,434	1.52	152.96	
"C" reef	23	-	-	-	-	-	-	
Kopanang Mine								
Vaal reef	9,110	1,834	11.10	157.21	1,745	5.09	56.46	
"C" reef	137	24	8.00	729.38	5,835	17.50	140.02	
Tau Lekoa Mine								
Ventersdorp Contact reef	4,272	492	103.90	10.77	1,119	0.16	16.31	
Moab Khotsong Mine								
Vaal reef	2,012	-	-	-	-	-	-	
FREE STATE								
Bambanani Mine								
Basal reef	3,421	300	97.50	12.22	1,191	-	-	
Tshepong Mine								
Basal reef	5,402	540	19.30	100.31	1,936	2.13	41.08	
"B" reef	146	100	182.20	0.70	127	0.02	4.36	
Matjhabeng Mine								
Basal reef	709	-	-	-	-	-	-	
Taung South Shaft								
Beatrix VS 5 Composite reef	1,822	435	86.30	7.54	651	-	-	
Taung North Shaft								
Beatrix VS 5 Composite reef	512	-	-	-	-	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	72	-	-	-	-	-	-	
Carbon Leader reef	4,062	-	-	-	-	-	-	
Savuka Mine								
Ventersdorp Contact reef	331	28	72.50	14.01	1,016	0.02	1.55	
Carbon Leader reef	703	-	-	-	-	-	-	
Mponeng Mine								
Ventersdorp Contact reef	5,729	702	72.90	19.44	1,417	-	-	
Elandsrand								
Ventersdorp Contact reef	5,490	716	47.20	17.14	809	-	-	
Deelkraal								
Ventersdorp Contact reef	324	234	137.40	10.75	1,477	-	-	
(plus footwall bands)								

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2000

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel width inches	gold		uranium		
				oz/t	ft.oz/t	lb/t	ft.lb/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	17,119	1,837	39.57	1.00	3.29	3.04	10.02	
"C" reef	75	-	-	-	-	-	-	
Kopanang Mine								
Vaal reef	29,888	6,017	4.37	4.59	1.67	10.18	3.71	
"C" reef	449	79	3.15	21.27	5.58	35.00	9.19	
Tau Lekoa Mine								
Ventersdorp Contact reef	14,016	1,614	40.91	0.31	1.07	0.32	1.09	
Moab Khotsong Mine								
Vaal reef	6,601	-	-	-	-	-	-	
FREE STATE								
Bambanani Mine								
Basal reef	11,224	984	38.39	0.36	1.14	-	-	
Tshepong Mine								
Basal reef	17,723	1,772	7.60	2.93	1.85	4.26	2.70	
"B" reef	479	328	71.73	0.02	0.12	0.04	0.24	
Matjhabeng Mine								
Basal reef	2,326	-	-	-	-	-	-	
Taung South Shaft								
Beatrix VS 5 Composite reef	5,978	1,427	33.98	0.22	0.62	-	-	
Taung North Shaft								
Beatrix VS 5 Composite reef	1,680	-	-	-	-	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	236	-	-	-	-	-	-	
Carbon Leader reef	13,327	-	-	-	-	-	-	
Savuka Mine								
Ventersdorp Contact reef	1,086	92	28.54	0.41	0.97	0.04	0.10	
Carbon Leader reef	2,306	-	-	-	-	-	-	
Mponeng Mine								
Ventersdorp Contact reef	18,796	2,303	28.70	0.57	1.36	-	-	
Elandsrand								
Ventersdorp Contact reef	18,012	2,349	18.58	0.50	0.77	-	-	
Deelkraal								
Ventersdorp Contact reef (plus footwall bands)	1,063	768	54.09	0.31	1.41	-	-	

SHAFT SINKING

Statistics are shown in metric units	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	48	-	48
Depth to date (below collar)	2,460	2,412	2,460
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	939	939	939
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	76	42	156
Depth to date (below collar)	1,449	1,373	1,449
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	1,208	1,208	1,208

SHAFT SINKING

Statistics are shown in imperial units	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	157	-	157
Depth to date (below collar)	8,071	7,913	8,071
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	3,081	3,081	3,081
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	249	138	512
Depth to date (bellow collar)	4,754	4,505	4,754
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	3,963	3,963	3,963

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
GREAT NOLIGWA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	114	109	321	1,229	1,179	3,454
Milled - 000	- tonnes	/	- tons	- reef	651	624	1,851	718	688	2,041
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	651	624	1,851	718	688	2,041
Yield	- g/t	/	- oz/t	- reef	12.71	12.25	12.09	0.371	0.357	0.353
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	12.71	12.25	12.09	0.371	0.357	0.353
Gold produced	- kg	/	- oz 000	- reef	8,280	7,646	22,375	266	246	719
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	8,280	7,646	22,375	266	246	719
Revenue	- R/kg	/	- $/oz	- sold	65,544	64,265	64,295	292	291	296
Total cash costs	- R	/	- $	- ton milled	383	394	390	50	52	53
	- R/kg	/	- $/oz	- produced	30,157	32,208	32,304	134	146	150
PRODUCTIVITY										
per employee	- g	/	- oz	- target	270	271	275	8.98	8.97	9.04
				- actual	295	267	263	9.47	8.59	8.45
per employee	- m²	/	- ft²	- target	4.17	3.95	4.03	46.37	43.89	44.41
				- actual	4.06	3.83	3.77	43.71	41.18	40.59
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					542.2	490.7	1,436.5	77.5	71.5	212.9
Accelerated hedge revenue					0.5	0.7	2.1	0.1	0.1	0.3
Total gold revenue					542.7	491.4	1,438.6	77.6	71.6	213.2
Cost of sales					273.0	237.3	751.6	39.1	34.6	111.9
Cash operating costs					248.3	245.0	718.9	35.5	35.7	107.0
Other cash costs					1.4	1.2	3.9	0.2	0.2	0.6
Total cash costs					249.7	246.2	722.8	35.7	35.9	107.6
Retrenchment costs					0.5	0.7	2.1	0.1	0.1	0.3
Rehabilitation and other non-cash costs					-	(0.4)	-	-	(0.1)	-
Production costs					250.2	246.5	724.9	35.8	35.9	107.9
Amortisation of mining assets					16.5	13.5	44.8	2.4	2.0	6.7
Inventory change					6.3	(22.7)	(18.1)	0.9	(3.3)	(2.7)
Operating profit					269.7	254.1	687.0	38.5	37.0	101.3
Capital expenditure										
				- mining direct	(0.5)	6.3	6.5	(0.1)	0.9	0.9
				- other	1.9	0.2	2.5	0.3	-	0.4
				- recoupments	0.1	-	0.1	-	-	-
Net capital expenditure					1.5	6.5	9.1	0.2	0.9	1.3

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
KOPANANG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m^2	/	- ft^2	- 000	114	112	334	1,228	1,209	3,600
Milled - 000	- tonnes	/	- tons	- reef	536	557	1,622	591	614	1,788
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	536	557	1,622	591	614	1,788
Yield	- g/t	/	- oz/t	- reef	6.46	6.99	6.89	0.188	0.204	0.201
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	6.46	6.99	6.89	0.188	0.204	0.201
Gold produced	- kg	/	- oz 000	- reef	3,463	3,893	11,175	111	125	359
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,463	3,893	11,175	111	125	359
Revenue	- R/kg	/	- $/oz	- sold	65,612	64,138	64,150	291	291	297
Total cash costs	- R	/	- $	- ton milled	344	321	331	45	42	45
	- R/kg	/	- $/oz	- produced	53,339	45,962	48,106	237	208	222
PRODUCTIVITY										
per employee	- g	/	- oz	- target	178	161	167	5.73	5.19	5.37
				- actual	149	167	160	4.8	5.38	5.13
per employee	- m^2	/	- ft^2	- target	4.90	4.66	4.66	52.75	50.13	50.2
				- actual	4.92	4.83	4.77	52.91	51.95	51.38
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					226.9	249.3	715.2	32.4	36.3	106.5
Accelerated hedge revenue					0.3	0.4	1.7	-	0.1	0.3
Total gold revenue					227.2	249.7	716.9	32.4	36.4	106.8
Cost of sales					200.6	179.8	567.2	28.7	26.2	84.5
Cash operating costs					183.7	178.0	534.7	26.3	25.9	79.6
Other cash costs					1.0	1.0	2.9	0.1	0.1	0.3
Total cash costs					184.7	179.0	537.6	26.4	26.0	79.9
Retrenchment costs					0.3	0.4	1.7	-	0.1	0.3
Rehabilitation and other non-cash costs					-	(0.3)	-	-	-	-
Production costs					185.0	179.1	539.3	26.4	26.1	80.2
Amortisation of mining assets					13.0	11.5	37.0	1.9	1.7	5.6
Inventory change					2.6	(10.8)	(9.1)	0.4	(1.6)	(1.3)
Operating profit					26.6	69.9	149.7	3.7	10.2	22.3
Capital expenditure										
				- mining direct	6.0	6.3	16.6	0.9	0.9	2.5
				- other	1.3	-	1.3	0.2	-	0.2
				- recoupments	-	-	-	-	-	-
Net capital expenditure					7.3	6.3	17.9	1.1	0.9	2.7

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
TAU LEKOA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m^2	/	- ft^2	- 000	108	94	178	1,166	1,007	3,087
Milled - 000	- tonnes	/	- tons	- reef	541	505	978	597	556	1,674
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	541	505	978	597	556	1,674
Yield	- g/t	/	- oz/t	- reef	4.77	4.75	4.74	0.139	0.139	0.138
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	4.77	4.75	4.74	0.139	0.139	0.138
Gold produced	- kg	/	- oz 000	- reef	2,579	2,398	7,193	83	77	231
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,579	2,398	7,193	83	77	231
Revenue	- R/kg	/	- $/oz	- sold	65,828	64,054	64,301	292	290	296
Total cash costs	- R	/	- $	- ton milled	226	230	229	29	30	31
	- R/kg	/	- $/oz	- produced	47,375	48,467	48,285	211	219	223
PRODUCTIVITY										
per employee	- g	/	- oz	- target	191	181	182	6.14	5.81	5.87
				- actual	207	191	191	6.65	6.16	6.15
per employee	- m^2	/	- ft^2	- target	7.53	7.08	7.18	81.01	76.24	77.24
				- actual	8.68	7.47	7.63	93.46	80.38	82.1
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					169.2	153.3	461.2	24.1	22.3	68.3
Accelerated hedge revenue					0.6	0.3	1.3	0.1	-	0.2
Total gold revenue					169.8	153.6	462.5	24.2	22.3	68.5
Cost of sales					139.5	115.3	385.7	20.0	16.7	57.4
Cash operating costs					121.5	115.5	345.1	17.4	16.8	51.3
Other cash costs					0.7	0.7	2.2	0.1	0.1	0.3
Total cash costs					122.2	116.2	347.3	17.5	16.9	51.6
Retrenchment costs					0.6	0.3	1.3	0.1	-	0.2
Rehabilitation and other non-cash costs					-	(0.2)	-	-	-	-
Production costs					122.8	116.3	348.6	17.6	16.9	51.8
Amortisation of mining assets					14.7	5.8	42.4	2.1	0.8	6.4
Inventory change					2.0	(6.8)	(5.3)	0.3	(1.0)	(0.8)
Operating profit					30.3	38.3	76.8	4.2	5.6	11.1
Capital expenditure										
				- mining direct	3.3	5.2	9.0	0.5	0.7	1.3
				- other	0.9	-	0.9	0.1	-	0.1
				- recoupments	-	-	-	-	-	-
Net capital expenditure					4.2	5.2	9.9	0.6	0.7	1.4

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SURFACE OPERATIONS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m^2	/ - ft^2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	1,076	1,383	3,592	1,186	1,525	3,960
			- total	1,076	1,383	3,592	1,186	1,525	3,960
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	0.52	0.50	0.54	0.015	0.015	0.016
			- average	0.52	0.50	0.54	0.015	0.015	0.016
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	559	691	1,925	18	22	62
			- total	559	691	1,925	18	22	62
Revenue	- R/kg	/ - $/oz	- sold	65,514	63,880	63,900	290	291	297
Total cash costs	- R	/ - $	- ton milled	22	19	21	3	3	3
	- R/kg	/ - $/oz	- produced	42,906	38,228	40,292	191	174	187
PRODUCTIVITY									
per employee	- g	/ - oz	- target	425	417	416	13.65	13.4	13.39
			- actual	384	411	400	12.34	13.2	12.84
per employee	- m^2	/ - ft^2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				36.6	44.1	123.0	5.2	6.5	18.4
Accelerated hedge revenue				-	-	-	-	-	-
Total gold revenue				36.6	44.1	123.0	5.2	6.5	18.4
Cost of sales				23.2	26.4	76.0	3.3	3.8	11.3
Cash operating costs				23.1	26.3	75.8	3.3	3.8	11.3
Other cash costs				0.1	0.1	0.2	-	-	-
Total cash costs				23.2	26.4	76.0	3.3	3.8	11.3
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				23.2	26.4	76.0	3.3	3.8	11.3
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	-	-	-	-
Operating profit				13.4	17.7	47.0	1.9	2.7	7.1
Capital expenditure						Moab Khotsong			
			- mining direct	84.1	70.1	221.0	12.0	10.2	32.8
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				84.1	70.1	221.0	12.0	10.2	32.8

SOUTH AFRICAN REGION
ERGO

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes / - tons		- 000	10,247	11,118	31,836	11,295	12,255	35,093
Yield	- g/t / - oz/t			0.24	0.23	0.24	0.007	0.007	0.007
Gold produced	- kg / - oz 000			2,435	2,580	7,521	78	83	242
Revenue	- R/kg / - $/oz		- sold	65,704	63,928	64,019	291	290	297
Total cash costs	- R / - $		- ton treated	13	12	12	2	2	2
	- R/kg / - $/oz		- produced	56,382	49,866	52,571	250	226	244
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				159.8	164.7	481.1	22.8	24.1	71.7
Accelerated hedge revenue				0.2	0.2	0.4	-	-	-
Total gold revenue				160.0	164.9	481.5	22.8	24.1	71.7
Cost of sales				157.3	149.4	457.1	22.4	21.8	68.0
Cash operating costs				136.7	128.6	393.6	19.5	18.8	58.6
Other cash costs				0.6	-	1.8	0.1	-	0.3
Total cash costs				137.3	128.6	395.4	19.6	18.8	58.9
Retrenchment costs				0.2	0.2	0.4	-	-	-
Rehabilitation and other non-cash costs				1.6	1.4	5.2	0.2	0.2	0.8
Production costs				139.1	130.2	401.0	19.8	19.0	59.7
Amortisation of mining assets				18.8	19.8	57.7	2.7	2.9	8.6
Inventory change				(0.6)	(0.6)	(1.6)	(0.1)	(0.1)	(0.3)
Operating profit				2.7	15.5	24.4	0.4	2.3	3.7
Capital expenditure				-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
BAMBANANI MINE						Rand / Metric			Dollar / Imperial	
OPERATING RESULTS										
GOLD										
Area mined	- m^2	/	- ft^2	- 000	83	88	259	895	947	2,785
Milled - 000	- tonnes	/	- tons	- reef	498	479	1,509	549	528	1,664
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	498	479	1,509	549	528	1,664
Yield	- g/t	/	- oz/t	- reef	7.03	7.07	6.98	0.205	0.206	0.204
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.03	7.07	6.98	0.205	0.206	0.204
Gold produced	- kg	/	- oz 000	- reef	3,506	3,388	10,533	113	109	339
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,506	3,388	10,533	113	109	339
Revenue	- R/kg	/	- $/oz	- sold	65,997	64,960	64,845	293	294	300
Total cash costs	- R	/	- $	- ton milled	440	417	409	57	55	55
	- R/kg	/	- $/oz	- produced	62,546	59,019	58,636	279	267	271
PRODUCTIVITY										
per employee	- g	/	- oz	- target	181	176	178	5.81	5.65	5.71
				- actual	154	147	152	4.96	4.71	4.88
per employee	- m^2	/	- ft^2	- target	3.78	3.60	3.68	40.67	38.73	39.65
				- actual	3.66	3.81	3.73	39.37	40.97	40.15
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					229.8	217.3	675.3	32.8	31.7	100.5
Accelerated hedge revenue					1.6	2.8	7.7	0.2	0.4	1.1
Total gold revenue					231.4	220.1	683.0	33.0	32.1	101.6
Cost of sales					238.4	216.4	667.5	34.1	31.5	99.3
Cash operating costs					218.2	208.7	624.1	31.2	30.4	92.8
Other cash costs					1.1	(8.8)	(6.5)	0.2	(1.3)	(0.9)
Total cash costs					219.3	199.9	617.6	31.4	29.1	91.9
Retrenchment costs					1.6	2.8	7.7	0.2	0.4	1.1
Rehabilitation and other non-cash costs					-	(0.9)	(0.3)	-	(0.1)	-
Production costs					220.9	201.8	625.0	31.6	29.4	93.0
Amortisation of mining assets					10.4	13.7	35.4	1.5	2.0	5.3
Inventory change					7.1	0.9	7.1	1.0	0.1	1.0
Operating profit					(7.0)	3.7	15.5	(1.1)	0.6	2.3
Capital expenditure										
				- mining direct	1.1	1.8	4.6	0.2	0.3	0.8
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					1.1	1.8	4.6	0.2	0.3	0.8

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
TSHEPONG MINE						Rand / Metric			Dollar / Imperial	
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	97	101	284	1,049	1,084	3,055
Milled - 000	- tonnes	/	- tons	- reef	363	323	1,011	400	356	1,115
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	363	323	1,011	400	356	1,115
Yield	- g/t	/	- oz/t	- reef	7.55	8.10	7.61	0.220	0.236	0.222
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.55	8.10	7.61	0.220	0.236	0.222
Gold produced	- kg	/	- oz 000	- reef	2,735	2,614	7,693	88	84	247
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,735	2,614	7,693	88	84	247
Revenue	- R/kg	/	- $/oz	- sold	65,625	64,751	64,697	292	293	298
Total cash costs	- R	/	- $	- ton milled	385	387	377	50	51	51
	- R/kg	/	- $/oz	- produced	51,074	47,785	49,540	227	216	229
PRODUCTIVITY										
per employee	- g	/	- oz	- target	169	165	165	5.42	5.29	5.31
				- actual	195	184	179	6.26	5.90	5.77
per employee	- m²	/	- ft²	- target	5.96	5.90	5.89	64.10	63.46	63.41
				- actual	6.94	7.08	6.62	74.69	76.16	71.23
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					178.7	167.5	493.2	25.6	24.4	73.2
Accelerated hedge revenue					0.8	1.7	4.5	0.1	0.2	0.6
Total gold revenue					179.5	169.2	497.7	25.7	24.6	73.8
Cost of sales					165.3	145.8	446.6	23.6	21.2	66.3
Cash operating costs					139.2	125.8	379.7	19.9	18.3	56.4
Other cash costs					0.5	(0.9)	1.4	0.1	(0.1)	0.3
Total cash costs					139.7	124.9	381.1	20.0	18.2	56.7
Retrenchment costs					0.8	1.7	4.5	0.1	0.2	0.6
Rehabilitation and other non-cash costs					-	(1.1)	0.1	-	(0.2)	-
Production costs					140.5	125.5	385.7	20.1	18.2	57.3
Amortisation of mining assets					19.3	19.6	55.2	2.7	2.9	8.2
Inventory change					5.5	0.7	5.7	0.8	0.1	0.8
Operating profit					14.2	23.4	51.1	2.1	3.4	7.5
Capital expenditure										
			- mining direct		0.4	-	0.4	0.1	-	0.1
			- other		-	-	-	-	-	-
			- recoupments		-	-	-	-	-	-
Net capital expenditure					0.4	-	0.4	0.1	-	0.1

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
MATJHABENG MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m^2	/	- ft^2	- 000	77	77	238	831	834	2,557
Milled - 000	- tonnes	/	- tons	- reef	401	411	1,238	442	453	1,364
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	401	411	1,238	442	453	1,364
Yield	- g/t	/	- oz/t	- reef	7.00	7.37	7.28	0.204	0.215	0.212
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.00	7.37	7.28	0.204	0.215	0.212
Gold produced	- kg	/	- oz 000	- reef	2,809	3,030	9,004	90	97	289
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,809	3,030	9,004	90	97	289
Revenue	- R/kg	/	- $/oz	- sold	69,700	67,723	66,779	310	307	310
Total cash costs	- R	/	- $	- ton milled	467	441	445	61	58	60
	- R/kg	/	- $/oz	- produced	66,710	59,754	61,159	297	271	283
PRODUCTIVITY										
per employee	- g	/	- oz	- target	155	145	147	5.10	4.78	4.83
				- actual	124	121	122	4.00	3.90	3.91
per employee	- m^2	/	- ft^2	- target	3.85	3.70	3.71	42.43	40.75	40.88
				- actual	3.42	3.10	3.21	36.80	33.37	34.51
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					183.9	193.7	576.0	26.3	28.2	85.9
Accelerated hedge revenue					11.9	11.5	25.3	1.7	1.7	3.7
Total gold revenue					195.8	205.2	601.3	28.0	29.9	89.6
Cost of sales					210.8	199.8	599.5	30.1	29.0	89.0
Cash operating costs					186.2	180.0	547.1	26.6	26.2	81.4
Other cash costs					1.2	1.1	3.6	0.2	0.1	0.5
Total cash costs					187.4	181.1	550.7	26.8	26.3	81.9
Retrenchment costs					11.9	11.5	25.3	1.7	1.7	3.7
Rehabilitation and other non-cash costs					-	(0.5)	(0.3)	-	(0.1)	(0.1)
Production costs					199.3	192.1	575.7	28.5	27.9	85.5
Amortisation of mining assets					5.8	7.0	18.2	0.8	1.0	2.7
Inventory change					5.7	0.7	5.6	0.8	0.1	0.8
Operating profit					(15.0)	5.4	1.8	(2.1)	0.9	0.6
Capital expenditure										
			- mining direct		-	-	-	-	-	-
			- other		-	-	-	-	-	-
			- recoupments		-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SURFACE OPERATIONS					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m^2	/	- ft^2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	666	830	2,098	734	915	2,312
				- total	666	830	2,098	734	915	2,312
Yield	- g/t	/	- oz/t	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.88	0.85	0.93	0.026	0.025	0.027
				- average	0.88	0.85	0.93	0.026	0.025	0.027
Gold produced	- kg	/	- oz 000	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	588	706	1,942	19	23	62
				- total	588	706	1,942	19	23	62
Revenue	- R/kg	/	- $/oz	- sold	65,777	63,953	64,100	291	290	296
Total cash costs	- R	/	- $	- ton milled	24	23	30	3	3	4
	- R/kg	/	- $/oz	- produced	42,180	45,141	51,770	188	204	240
PRODUCTIVITY										
per employee	- g	/	- oz	- target	303	326	339	9.76	10.49	10.91
				- actual	228	269	247	7.32	8.65	7.94
per employee	- m^2	/	- ft^2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					38.7	45.1	124.4	5.5	6.6	18.5
Accelerated hedge revenue					-	0.1	0.1	-	-	-
Total gold revenue					38.7	45.2	124.5	5.5	6.6	18.5
Cost of sales					16.1	19.6	63.7	2.3	2.9	9.6
Cash operating costs					15.9	19.1	62.4	2.3	2.8	9.4
Other cash costs					-	-	-	-	-	-
Total cash costs					15.9	19.1	62.4	2.3	2.8	9.4
Retrenchment costs					-	0.1	0.1	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					15.9	19.2	62.5	2.3	2.8	9.4
Amortisation of mining assets					0.2	0.4	1.2	-	0.1	0.2
Inventory change					-	-	-	-	-	-
Operating profit					22.6	25.6	60.8	3.2	3.7	8.9
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

JOEL MINE				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m^2	/ - ft^2	- 000	82	74	215	887	800	2,311
Milled - 000	- tonnes	/ - tons	- reef	381	308	944	420	340	1,040
			- waste	-	24	92	-	25	100
			- surface and dump reclamation	-	-	-	-	-	-
			- total	381	332	1,036	420	365	1,141
Yield	- g/t	/ - oz/t	- reef	4.47	5.22	5.34	0.130	0.152	0.156
			- waste	-	0.70	0.71	-	0.020	0.021
			- surface and dump reclamation	-	-	-	-	-	-
			- average	4.47	4.91	4.93	0.130	0.143	0.144
Gold produced	- kg	/ - oz 000	- reef	1,704	1,610	5,040	55	52	162
			- waste	-	16	66	-	1	2
			- surface and dump reclamation	-	-	-	-	-	-
			- total	1,704	1,626	5,106	55	52	164
Revenue	- R/kg	/ - $/oz	- sold	66,061	65,433	64,888	292	296	300
Total cash costs	- R	/ - $	- ton milled	266	313	295	35	41	40
	- R/kg	/ - $/oz	- produced	59,431	63,828	59,933	265	289	278
PRODUCTIVITY									
per employee	- g	/ - oz	- target	160	155	152	5.13	4.97	4.90
			- actual	126	121	124	4.05	3.90	4.00
per employee	- m^2	/ - ft^2	- target	6.03	5.88	5.75	64.95	63.29	61.90
			- actual	6.09	5.55	5.23	65.59	59.74	56.30
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				111.6	104.4	327.0	15.9	15.2	48.7
Accelerated hedge revenue				1.0	2.0	4.3	0.1	0.3	0.6
Total gold revenue				112.6	106.4	331.3	16.0	15.5	49.3
Cost of sales				107.7	121.7	341.5	15.4	17.8	50.9
Cash operating costs				100.7	103.0	303.8	14.4	15.0	45.3
Other cash costs				0.6	0.8	2.2	0.1	0.1	0.3
Total cash costs				101.3	103.8	306.0	14.5	15.1	45.6
Retrenchment costs				1.0	2.0	4.3	0.1	0.3	0.6
Rehabilitation and other non-cash costs				-	(0.2)	(0.1)	-	-	-
Production costs				102.3	105.6	310.2	14.6	15.4	46.2
Amortisation of mining assets				13.7	14.2	38.2	2.0	2.1	5.7
Inventory change				(8.3)	1.9	(6.9)	(1.2)	0.3	(1.0)
Operating profit				4.9	(15.3)	(10.2)	0.6	(2.3)	(1.6)
Capital expenditure									
			- mining direct	59.5	26.2	112.5	8.4	3.8	16.4
			- other	-	-	0.5	-	-	0.1
			- recoupments	-	-	-	-	-	-
Net capital expenditure				59.5	26.2	113.0	8.4	3.8	16.5

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
TAUTONA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m^2	/ - ft^2	- 000	77	73	214	828	787	2,303
Milled - 000	- tonnes	/ - tons	- reef	429	427	1,238	473	470	1,364
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	429	427	1,238	473	470	1,364
Yield	- g/t	/ - oz/t	- reef	11.54	11.20	11.21	0.337	0.327	0.327
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	11.54	11.20	11.21	0.337	0.327	0.327
Gold produced	- kg	/ - oz 000	- reef	4,956	4,778	13,871	159	154	446
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	4,956	4,778	13,871	159	154	446
Revenue	- R/kg	/ - $/oz	- sold	65,794	64,347	64,422	292	292	297
Total cash costs	- R	/ - $	- ton milled	442	414	432	57	55	58
	- R/kg	/ - $/oz	- produced	38,314	36,927	38,541	171	167	178
PRODUCTIVITY									
per employee	- g	/ - oz	- target	289	281	278	9.28	9.04	8.94
			- actual	270	254	247	8.67	8.17	7.95
per employee	- m^2	/ - ft^2	- target	4.52	4.41	4.34	48.67	47.51	46.73
			- actual	4.18	3.89	3.82	45.02	41.88	41.08
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				324.4	306.5	890.1	46.4	44.6	132.0
Accelerated hedge revenue				1.7	1.0	3.5	0.2	0.1	0.4
Total gold revenue				326.1	307.5	893.6	46.6	44.7	132.4
Cost of sales				202.3	180.7	564.3	28.9	26.3	83.9
Cash operating costs				188.5	175.1	530.7	27.0	25.5	79.0
Other cash costs				1.4	1.3	3.9	0.2	0.2	0.6
Total cash costs				189.9	176.4	534.6	27.2	25.7	79.6
Retrenchment costs				1.7	1.0	3.5	0.2	0.1	0.4
Rehabilitation and other non-cash costs				-	(0.1)	-	-	-	-
Production costs				191.6	177.3	538.1	27.4	25.8	80.0
Amortisation of mining assets				12.0	7.5	32.8	1.7	1.1	4.9
Inventory change				(1.3)	(4.1)	(6.6)	(0.2)	(0.6)	(1.0)
Operating profit				123.8	126.8	329.3	17.7	18.4	48.5
Capital expenditure									
			- mining direct	11.6	4.6	18.0	1.7	0.7	2.7
			- other	0.3	0.1	0.4	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				11.9	4.7	18.4	1.7	0.7	2.7

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SAVUKA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	54	50	154	578	534	1,657
Milled - 000	- tonnes	/	- tons	- reef	253	256	755	279	282	833
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	253	256	755	279	282	833
Yield	- g/t	/	- oz/t	- reef	8.42	7.99	8.21	0.246	0.233	0.239
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	8.42	7.99	8.21	0.246	0.233	0.239
Gold produced	- kg	/	- oz 000	- reef	2,133	2,046	6,200	69	66	199
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,133	2,046	6,200	69	66	199
Revenue	- R/kg	/	- $/oz	- sold	66,002	65,233	64,788	293	295	299
Total cash costs	- R	/	- $	- ton milled	469	446	456	61	59	62
	- R/kg	/	- $/oz	- produced	55,736	55,836	55,578	248	253	257
PRODUCTIVITY										
per employee	- g	/	- oz	- target	175	173	171	5.63	5.56	5.48
				- actual	173	162	164	5.56	5.21	5.28
per employee	- m²	/	- ft²	- target	4.84	4.82	4.71	52.13	51.84	50.67
				- actual	4.35	3.93	4.07	46.87	42.27	43.86
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					139.8	131.5	398.0	20.0	19.1	59.1
Accelerated hedge revenue					1.0	2.0	3.7	0.1	0.3	0.5
Total gold revenue					140.8	133.5	401.7	20.1	19.4	59.6
Cost of sales					126.0	120.3	363.2	17.9	17.6	53.9
Cash operating costs					118.4	113.9	343.1	16.9	16.6	51.0
Other cash costs					0.5	0.3	1.5	0.1	0.1	0.3
Total cash costs					118.9	114.2	344.6	17.0	16.7	51.3
Retrenchment costs					1.0	2.0	3.7	0.1	0.3	0.5
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					119.9	116.2	348.3	17.1	17.0	51.8
Amortisation of mining assets					6.6	5.7	17.5	0.9	0.8	2.5
Inventory change					(0.5)	(1.6)	(2.6)	(0.1)	(0.2)	(0.4)
Operating profit					14.8	13.2	38.5	2.2	1.8	5.7
Capital expenditure										
				- mining direct	1.8	0.8	4.1	0.3	0.1	0.6
				- other	0.1	-	0.1	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					1.9	0.8	4.2	0.3	0.1	0.6

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
MPONENG MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	68	67	194	730	720	2,092
Milled - 000	- tonnes	/	- tons	- reef	393	408	1,175	433	449	1,295
				- waste	-	16	16	-	17	17
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	393	424	1,191	433	466	1,312
Yield	- g/t	/	- oz/t	- reef	7.74	7.36	8.48	0.226	0.215	0.247
				- waste	-	0.32	0.31	-	0.009	0.009
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.74	7.10	8.37	0.226	0.207	0.244
Gold produced	- kg	/	- oz 000	- reef	3,043	2,998	9,962	98	96	320
				- waste	-	5	5	-	0	0
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,043	3,003	9,967	98	97	320
Revenue	- R/kg	/	- $/oz	- sold	65,819	64,242	64,099	292	291	298
Total cash costs	- R	/	- $	- ton milled	435	380	415	56	50	56
	- R/kg	/	- $/oz	- produced	56,191	53,603	49,592	249	243	229
PRODUCTIVITY										
per employee	- g	/	- oz	- target	206	212	206	6.61	6.82	6.63
				- actual	184	183	201	5.92	5.88	6.46
per employee	- m²	/	- ft²	- target	4.17	4.26	4.09	44.84	45.84	44.02
				- actual	4.10	4.07	3.92	44.17	43.81	42.15
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					198.8	192.2	636.6	28.4	28.0	95.3
Accelerated hedge revenue					1.5	0.7	2.3	0.2	0.1	0.3
Total gold revenue					200.3	192.9	638.9	28.6	28.1	95.6
Cost of sales					191.1	183.0	554.3	27.3	26.7	82.4
Cash operating costs					170.2	160.1	491.6	24.3	23.3	73.1
Other cash costs					0.8	1.0	2.7	0.1	0.1	0.3
Total cash costs					171.0	161.1	494.3	24.4	23.4	73.4
Retrenchment costs					1.5	0.7	2.3	0.2	0.1	0.3
Rehabilitation and other non-cash costs					-	(0.1)	-	-	-	-
Production costs					172.5	161.7	496.6	24.6	23.5	73.7
Amortisation of mining assets					19.4	23.7	61.7	2.8	3.5	9.2
Inventory change					(0.8)	(2.4)	(4.0)	(0.1)	(0.3)	(0.5)
Operating profit					9.2	9.9	84.6	1.3	1.4	13.2
Capital expenditure										
				- mining direct	58.6	44.8	132.2	8.4	6.5	19.4
				- other	1.8	0.6	2.9	0.3	0.1	0.5
				- recoupments	-	-	-	-	-	-
Net capital expenditure					60.4	45.4	135.1	8.7	6.6	19.9

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
ELANDSRAND MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	100	96	286	1,076	1,033	3,078
Milled - 000	- tonnes	/	- tons	- reef	428	437	1,279	472	482	1,410
				- waste	8	10	25	9	11	28
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	436	447	1,304	481	493	1,437
Yield	- g/t	/	- oz/t	- reef	5.94	6.51	6.57	0.173	0.190	0.192
				- waste	0.50	0.50	0.44	0.015	0.015	0.013
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	5.84	6.37	6.45	0.170	0.186	0.189
Gold produced	- kg	/	- oz 000	- reef	2,541	2,843	8,404	82	92	271
				- waste	4	5	11	0	0	0
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,545	2,848	8,415	82	92	271
Revenue	- R/kg	/	- $/oz	- sold	65,781	64,470	64,431	292	293	299
Total cash costs	- R	/	- $	- ton milled	411	377	392	53	50	53
	- R/kg	/	- $/oz	- produced	70,496	59,171	60,688	313	268	280
PRODUCTIVITY										
per employee	- g	/	- oz	- target	177	177	180	5.68	5.69	5.80
				- actual	142	157	155	4.58	5.06	4.99
per employee	- m²	/	- ft²	- target	5.82	5.61	5.63	62.61	60.35	60.56
				- actual	5.60	5.31	5.26	60.25	57.11	56.62
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					166.7	182.8	538.9	23.8	26.7	80.4
Accelerated hedge revenue					0.7	0.9	3.3	0.1	0.1	0.5
Total gold revenue					167.4	183.7	542.2	23.9	26.8	80.9
Cost of sales					194.8	188.8	559.0	27.8	27.5	83.2
Cash operating costs					177.9	168.5	508.7	25.4	24.6	75.7
Other cash costs					1.5	-	2.0	0.2	-	0.3
Total cash costs					179.4	168.5	510.7	25.6	24.6	76.0
Retrenchment costs					0.7	0.9	3.3	0.1	0.1	0.5
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					180.1	169.4	514.0	25.7	24.7	76.5
Amortisation of mining assets					15.4	21.8	48.8	2.2	3.2	7.3
Inventory change					(0.7)	(2.4)	(3.8)	(0.1)	(0.4)	(0.6)
Operating profit					(27.4)	(5.1)	(16.8)	(3.9)	(0.7)	(2.3)
Capital expenditure										
				- mining direct	36.3	37.9	96.8	5.2	5.5	14.3
				- other	(0.3)	-	(0.3)	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					36.0	37.9	96.5	5.2	5.5	14.3

SOUTH AFRICAN REGION
WEST WITS

DEELKRAAL MINE					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	35	37	107	381	403	1,151
Milled - 000	- tonnes	/	- tons	- reef	215	196	604	237	216	666
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	215	196	604	237	216	666
Yield	- g/t	/	- oz/t	- reef	6.57	6.66	6.86	0.192	0.194	0.200
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	6.57	6.66	6.86	0.192	0.194	0.200
Gold produced	- kg	/	- oz 000	- reef	1,412	1,302	4,146	45	42	133
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	1,412	1,302	4,146	45	42	133
Revenue	- R/kg	/	- $/oz	- sold	65,660	64,571	64,563	291	293	299
Total cash costs	- R	/	- $	- ton milled	416	460	446	54	61	60
	- R/kg	/	- $/oz	- produced	63,252	69,078	64,949	282	313	302
PRODUCTIVITY										
per employee	- g	/	- oz	- target	160	161	163	5.13	5.18	5.24
				- actual	130	121	127	4.18	3.89	4.08
per employee	- m²	/	- ft²	- target	4.20	4.16	4.21	45.25	44.79	45.29
				- actual	3.26	3.48	3.28	35.10	37.49	35.25
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					92.4	83.3	265.3	13.2	12.1	39.5
Accelerated hedge revenue					0.3	0.8	2.4	-	0.1	0.3
Total gold revenue					92.7	84.1	267.7	13.2	12.2	39.8
Cost of sales					109.3	100.5	308.2	15.6	14.7	45.9
Cash operating costs					88.8	89.5	267.8	12.7	13.0	39.9
Other cash costs					0.5	0.5	1.5	0.1	0.1	0.3
Total cash costs					89.3	90.0	269.3	12.8	13.1	40.2
Retrenchment costs					0.3	0.8	2.4	-	0.1	0.3
Rehabilitation and other non-cash costs					-	(0.1)	-	-	-	-
Production costs					89.6	90.7	271.7	12.8	13.2	40.5
Amortisation of mining assets					20.1	10.8	38.3	2.9	1.6	5.7
Inventory change					(0.4)	(1.0)	(1.8)	(0.1)	(0.1)	(0.3)
Operating profit					(16.6)	(16.4)	(40.5)	(2.4)	(2.5)	(6.1)
Capital expenditure										
				- mining direct	4.1	2.5	8.3	0.6	0.4	1.3
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					4.1	2.5	8.3	0.6	0.4	1.3

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m²	/	- ft²	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	122	151	424	135	167	467
				- total	122	151	424	135	167	467
Yield	- g/t	/	- oz/t	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	1.35	0.61	0.85	0.039	0.018	0.025
				- average	1.35	0.61	0.85	0.039	0.018	0.025
Gold produced	- kg	/	- oz 000	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	165	92	360	5	3	12
				- total	165	92	360	5	3	12
Revenue	- R/kg	/	- $/oz	- sold	65,391	65,555	64,801	282	297	294
Total cash costs	- R	/	- $	- ton milled	34	32	33	5	5	5
	- R/kg	/	- $/oz	- produced	43,509	63,395	50,609	193	287	235
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
per employee	- m²	/	- ft²	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-

FINANCIAL RESULTS (MILLION)						
Gold normal revenue	10.8	5.9	23.2	1.5	0.9	3.4
Accelerated hedge revenue	-	0.1	0.1	-	-	-
Total gold revenue	10.8	6.0	23.3	1.5	0.9	3.4
Cost of sales	4.0	4.9	13.8	0.6	0.7	2.1
Cash operating costs	4.0	4.8	13.7	0.6	0.7	2.1
Other cash costs	-	-	-	-	-	-
Total cash costs	4.0	4.8	13.7	0.6	0.7	2.1
Retrenchment costs	-	0.1	0.1	-	-	-
Rehabilitation and other non-cash costs	-	-	-	-	-	-
Production costs	4.0	4.9	13.8	0.6	0.7	2.1
Amortisation of mining assets	-	-	-	-	-	-
Inventory change	-	-	-	-	-	-
Operating profit	6.8	1.1	9.5	0.9	0.2	1.3
Capital expenditure						
- mining direct	-	-	-	-	-	-
- other	-	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	-	-	-	-	-	-

AFRICAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
NAVACHAB				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,240	1,510	3,990	1,367	1,664	4,398
Volume mined	- bcm /	- bcy	- 000	350	430	1,140	457	562	1,491
Stripping ratio			- t(mined-treated)						
			/t treated	2.72	3.95	3.09	2.72	3.95	3.09
Treated	- tonnes /	- tons	- 000	333	305	976	367	336	1,076
Yield	- g/t /	- oz/t		1.91	1.80	1.77	0.056	0.052	0.052
Gold produced	- kg /	- oz 000		637	548	1,728	20	18	56
Revenue	- R/kg /	- $/oz	- sold	66,108	65,832	65,036	293	298	300
Total cash costs	- R/kg /	- $/oz	- produced	40,122	46,083	43,181	178	208	200
PRODUCTIVITY									
per employee	- g /	- oz	- target	554	513	511	17.82	16.51	16.44
			- actual	609	506	542	19.57	16.27	17.42
FINANCIAL RESULTS (MILLION)									
Gold revenue				42.1	36.1	112.4	6.0	5.2	16.7
Cost of sales				29.0	28.1	83.8	4.1	4.2	12.3
Cash operating costs				25.5	25.2	74.3	3.6	3.7	11.0
Other cash costs				-	-	0.3	-	-	-
Total cash costs				25.5	25.2	74.6	3.6	3.7	11.0
Rehabilitation and other non-cash costs				0.4	(1.6)	(0.6)	0.1	(0.2)	(0.1)
Production costs				25.9	23.6	74.0	3.7	3.5	10.9
Amortisation of mining assets				2.7	5.3	9.8	0.4	0.8	1.4
Inventory change				0.4	(0.8)	-	-	(0.1)	-
Operating profit				13.1	8.0	28.6	1.9	1.0	4.4
Capital expenditure				0.1	-	0.9	-	-	0.1

AFRICAN REGION

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SADIOLA - Attributable 38%					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Mined	- tonnes	/	- tons	- 000	935	1,620	4,178	1,031	1,786	4,605
Volume mined	- bcm	/	- bcy	- 000	132	1,278	2,337	172	1,672	3,056
Stripping ratio				- t(mined-treated)						
				/t treated	0.80	2.20	1.80	0.80	2.20	1.80
Treated	- tonnes	/	- tons	- 000	519	506	1,494	572	558	1,646
Yield	- g/t	/	- oz/t		3.78	3.82	3.71	0.110	0.111	0.108
Gold produced	- kg	/	- oz 000		1,963	1,931	5,542	63	62	178
Revenue	- R/kg	/	- $/oz	- sold	67,557	67,759	65,792	300	306	303
Total cash costs	- R/kg	/	- $/oz	- produced	24,232	23,631	24,134	108	107	112
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,299	2,126	2,120	73.91	68.36	68.16
				- actual	2,062	2,088	1,980	66.31	67.13	63.66
FINANCIAL RESULTS (MILLION)										
Gold revenue					133.8	126.0	366.1	19.1	18.3	54.2
Cost of sales					70.3	63.1	199.0	10.0	9.1	29.6
Cash operating costs					37.9	34.0	106.9	5.4	5.0	15.9
Other cash costs					9.7	9.2	26.9	1.4	1.3	4.0
Total cash costs					47.6	43.2	133.8	6.8	6.3	19.9
Rehabilitation and other non-cash costs					0.3	0.3	0.9	-	-	0.2
Production costs					47.9	43.5	134.7	6.8	6.3	20.1
Amortisation of mining assets					22.1	21.4	63.2	3.2	3.1	9.4
Inventory change					0.3	(1.8)	1.1	-	(0.3)	0.1
Operating profit					63.5	62.9	167.1	9.1	9.2	24.6
Capital expenditure					4.0	4.0	18.3	0.6	0.6	2.8

NORTH AMERICAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
CRIPPLE CREEK & VICTOR J.V.				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	6,076	6,569	19,232	6,698	7,241	21,199
Stripping ratio			- t(mined-treated)						
			/t treated	1.41	1.82	1.57	1.41	1.82	1.57
Treated	- tonnes /	- tons	- 000	2,524	2,333	7,473	2,782	2,572	8,238
Gold in ore	- kg /	- oz 000		3,062	3,374	8,875	98	108	285
Yield	- g/t /	- oz/t		0.81	0.84	0.76	0.024	0.025	0.022
Gold produced	- kg /	- oz 000		2,035	1,968	5,698	65	63	183
Total									
Yield	- g/t /	- oz/t		0.81	0.84	0.76	0.024	0.025	0.022
Gold produced	- kg /	- oz 000		2,035	1,968	5,698	65	63	183
Revenue	- R/kg /	- $/oz	- sold	74,368	71,253	70,760	327	322	324
Total cash costs	- R/kg /	- $/oz	- produced	40,969	42,729	41,431	182	193	191
PRODUCTIVITY									
per employee	- g /	- oz	- target	2,352	2,524	2,332	75.60	81.14	74.98
			- actual	2,547	2,432	2,332	81.89	78.21	74.99
FINANCIAL RESULTS (MILLION)									
Gold revenue				151.3	140.2	403.2	21.4	20.4	59.4
Cost of sales				119.5	129.4	333.1	17.0	18.9	49.2
Cash operating costs				83.4	84.1	236.1	11.9	12.2	35.0
Other cash costs				-	-	-	-	-	-
Total cash costs				83.4	84.1	236.1	11.9	12.2	35.0
Rehabilitation and other non-cash costs				3.0	3.4	8.5	0.4	0.5	1.3
Production costs				86.4	87.5	244.6	12.3	12.7	36.3
Amortisation of mining assets				38.6	48.7	107.5	5.5	7.1	15.8
Inventory change				(5.5)	(6.8)	(19.0)	(0.8)	(0.9)	(2.9)
Operating profit				31.8	10.8	70.1	4.4	1.5	10.2
Capital expenditure				45.3	25.5	98.5	6.5	3.7	14.6

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

NORTH AMERICAN REGION

			Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
JERRITT CANYON J.V. - Attributable 70%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	215	197	585	237	217	645
Treated	- tonnes / - tons	- 000	137	137	395	151	152	436
Gold in ore	- kg / - oz 000		1,589	1,487	4,418	51	48	142
Yield	- g/t / - oz/t		11.94	12.90	13.26	0.348	0.376	0.387
Gold produced	- kg / - oz 000		1,631	1,773	5,244	52	57	169
Open-pit Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Stripping ratio		- t(mined-treated)						
		/t treated	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		11.94	12.90	13.26	0.348	0.376	0.387
Gold produced	- kg / - oz 000		1,631	1,773	5,244	52	57	169
Revenue	- R/kg / - $/oz	- sold	74,369	71,322	70,219	327	322	324
Total cash costs	- R/kg / - $/oz	- produced	50,473	43,895	43,730	224	199	202
PRODUCTIVITY								
per employee	- g / - oz	- target	1,973	2,078	2,127	63.43	66.82	68.37
		- actual	1,775	1,990	1,726	57.06	63.98	55.49
FINANCIAL RESULTS (MILLION)								
Gold revenue			121.2	126.5	368.2	17.1	18.4	54.6
Cost of sales			118.5	120.8	333.9	16.9	17.5	49.6
Cash operating costs			82.3	77.8	229.3	11.8	11.3	34.1
Other cash costs			-	-	-	-	-	-
Total cash costs			82.3	77.8	229.3	11.8	11.3	34.1
Rehabilitation and other non-cash costs			1.5	0.9	3.9	0.2	0.1	0.6
Production costs			83.8	78.7	233.2	12.0	11.4	34.7
Amortisation of mining assets			37.3	42.1	101.5	5.3	6.1	15.0
Inventory change			(2.6)	-	(0.8)	(0.4)	-	(0.1)
Operating profit			2.7	5.7	34.3	0.2	0.9	5.0
Capital expenditure			33.5	29.5	82.7	4.8	4.3	12.2

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
MORRO VELHO					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000	212	194	586	233	214	646
Treated	- tonnes	/	- tons	- 000	212	193	584	233	213	644
Gold in ore	- kg	/	- oz 000		1,610	1,496	4,535	52	48	146
Yield	- g/t	/	- oz/t		7.11	6.83	7.09	0.207	0.199	0.207
Gold produced	- kg	/	- oz 000		1,503	1,324	4,151	48	43	133
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	145	241	589	160	266	650
Stripping ratio			- t(mined-treated)							
			/t treated		4.81	5.96	5.55	4.81	5.96	5.55
Treated	- tonnes	/	- tons	- 000	25	35	90	27	38	99
Gold in ore	- kg	/	- oz 000		72	131	337	2	4	11
Yield	- g/t	/	- oz/t		2.58	3.50	3.48	0.075	0.102	0.101
Gold produced	- kg	/	- oz 000		64	121	313	2	4	10
Total										
Yield	- g/t	/	- oz/t		6.63	6.33	6.61	0.193	0.184	0.193
Gold produced	- kg	/	- oz 000		1,567	1,445	4,464	50	46	144
Revenue	- R/kg	/	- $/oz	- sold	73,908	71,067	70,964	328	328	328
Total cash costs	- R/kg	/	- $/oz	- produced	30,763	28,719	28,656	137	130	132
PRODUCTIVITY										
per employee	- g	/	- oz	- target	432	403	416	13.89	12.96	13.37
				- actual	415	386	400	13.35	12.41	12.85
FINANCIAL RESULTS (MILLION)										
Gold revenue					139.9	82.1	313.7	19.9	12.2	46.6
Cost of sales					86.0	43.9	177.5	12.1	6.4	26.2
Cash operating costs					47.2	40.6	125.2	6.7	5.9	18.6
Other cash costs					1.0	0.9	2.7	0.1	0.1	0.4
Total cash costs					48.2	41.5	127.9	6.8	6.0	19.0
Rehabilitation and other non-cash costs					0.7	0.4	1.4	0.1	0.1	0.2
Production costs					48.9	41.9	129.3	6.9	6.1	19.2
Amortisation of mining assets					18.4	16.1	49.0	2.6	2.3	7.3
Inventory change					18.7	(14.1)	(0.8)	2.6	(2.0)	(0.3)
Operating profit					53.9	38.2	136.2	7.8	5.8	20.4
Capital expenditure					17.4	24.9	54.4	2.5	3.6	8.0

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SERRA GRANDE - Attributable 50%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes / - tons	- 000		92	95	282	102	104	311
Treated	- tonnes / - tons	- 000		92	94	276	101	103	304
Gold in ore	- kg / - oz 000			820	789	2,394	26	25	77
Yield	- g/t / - oz/t			8.45	8.03	8.25	0.247	0.234	0.241
Gold produced	- kg / - oz 000			776	752	2,275	25	24	73
Open-pit Operations									
Mined	- tonnes / - tons	- 000		-	-	-	-	-	-
Stripping ratio		- t(mined-treated)							
		/t treated		-	-	-	-	-	-
Treated	- tonnes / - tons	- 000		-	-	-	-	-	-
Gold in ore	- kg / - oz 000			-	-	-	-	-	-
Yield	- g/t / - oz/t			-	-	-	-	-	-
Gold produced	- kg / - oz 000			-	-	-	-	-	-
Total									
Yield	- g/t / - oz/t			8.45	8.03	8.25	0.247	0.234	0.241
Gold produced	- kg / - oz 000			776	752	2,275	25	24	73
Revenue	- R/kg / - $/oz	- sold		73,520	71,833	70,785	326	324	326
Total cash costs	- R/kg / - $/oz	- produced		24,244	24,573	23,375	108	111	108
PRODUCTIVITY									
per employee	- g / - oz	- target		992	943	968	31.88	30.31	31.11
		- actual		990	966	980	31.83	31.06	31.51
FINANCIAL RESULTS (MILLION)									
Gold revenue				56.7	51.8	157.6	8.1	7.5	23.3
Cost of sales				28.2	27.2	80.7	4.0	4.0	11.9
Cash operating costs				18.0	17.3	50.7	2.6	2.5	7.5
Other cash costs				0.8	1.1	2.4	0.1	0.2	0.4
Total cash costs				18.8	18.4	53.1	2.7	2.7	7.9
Rehabilitation and other non-cash costs				0.5	0.5	1.5	0.1	0.1	0.2
Production costs				19.3	18.9	54.6	2.8	2.8	8.1
Amortisation of mining assets				8.6	9.7	27.0	1.2	1.4	4.0
Inventory change				0.3	(1.4)	(0.9)	-	(0.2)	(0.2)
Operating profit				28.5	24.6	76.9	4.1	3.5	11.4
Capital expenditure				4.4	5.8	14.0	0.6	0.8	2.0

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
CERRO VANGUARDIA - Attributable 46.25%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes	/ - tons	- 000	-	-	-	-	-	-
Treated	- tonnes	/ - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000		-	-	-	-	-	-
Yield	- g/t	/ - oz/t		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes	/ - tons	- 000	895	931	2,719	987	1,027	2,997
Stripping ratio			- t(mined-treated)						
			/t treated	9.50	9.14	9.13	9.50	9.14	9.13
Treated	- tonnes	/ - tons	- 000	85	92	268	94	101	296
Gold in ore	- kg	/ - oz 000		1,021	1,115	3,226	33	36	104
Yield	- g/t	/ - oz/t		11.56	11.74	11.61	0.337	0.342	0.339
Gold produced	- kg	/ - oz 000		985	1,079	3,115	32	35	100
Total									
Yield	- g/t	/ - oz/t		11.56	11.74	11.61	0.337	0.342	0.339
Gold produced	- kg	/ - oz 000		985	1,079	3,115	32	35	100
Revenue	- R/kg	/ - $/oz	- sold	67,467	61,911	65,030	300	304	310
Total cash costs	- R/kg	/ - $/oz	- produced	33,937	28,449	29,939	151	129	138
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,737	1,800	1,762	55.85	57.87	56.66
			- actual	1,771	2,134	1,890	56.95	68.60	60.75
FINANCIAL RESULTS (MILLION)									
Gold revenue				72.7	76.7	226.9	10.4	12.0	34.7
Cost of sales				51.2	54.2	154.7	7.4	7.8	23.0
Cash operating costs				28.8	25.6	78.4	4.1	3.7	11.6
Other cash costs				4.6	5.1	14.8	0.7	0.7	2.2
Total cash costs				33.4	30.7	93.2	4.8	4.4	13.8
Rehabilitation and other non-cash costs				0.5	0.5	1.4	0.1	0.1	0.2
Production costs				33.9	31.2	94.6	4.9	4.5	14.0
Amortisation of mining assets				13.9	19.5	52.7	2.0	2.8	7.9
Inventory change				3.4	3.5	7.4	0.5	0.5	1.1
Operating profit				21.5	22.5	72.2	3.0	4.2	11.7
Capital expenditure				-	-	-	-	-	-

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
SUNRISE DAM				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/ - bcy	- 000	4,071	2,497	8,948	5,325	3,266	11,704
Treated	- tonnes	/ - tons	- 000	463	467	1,349	511	514	1,487
Yield	- g/t	/ - oz/t		4.31	3.26	3.69	0.126	0.095	0.108
Gold produced	- kg	/ - oz 000		1,999	1,523	4,974	64	49	160
Revenue	- R/kg	/ - $/oz	- sold	71,035	74,910	72,239	316	338	334
Total cash costs	- R/kg	/ - $/oz	- produced	33,686	47,516	38,967	149	215	179
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,380	1,212	1,230	44.37	38.97	39.55
			- actual	2,876	2,106	2,328	92.45	67.72	74.84
FINANCIAL RESULTS (MILLION)									
Gold revenue				134.6	113.0	372.9	19.2	16.4	55.5
Cost of sales				73.1	77.9	236.7	10.5	11.4	35.3
Cash operating costs				64.3	71.2	188.5	9.2	10.4	27.9
Other cash costs				3.0	1.2	5.3	0.4	0.2	0.8
Total cash costs				67.3	72.4	193.8	9.6	10.6	28.7
Rehabilitation and other non-cash costs				1.1	0.8	2.7	0.2	0.1	0.4
Production costs				68.4	73.2	196.5	9.8	10.7	29.1
Amortisation of mining assets				23.7	21.6	61.2	3.4	3.2	9.1
Inventory change				(19.0)	(16.9)	(21.0)	(2.7)	(2.5)	(2.9)
Operating profit				61.5	35.1	136.2	8.7	5.0	20.2
Capital expenditure				54.6	8.6	85.4	7.8	1.2	12.5

49

AUSTRALASIAN REGION

			Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
BODDINGTON - Attributable 33.33%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined	- bcm / - bcy	- 000	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	655	763	2,176	722	841	2,399
Yield	- g/t / - oz/t		0.88	0.80	0.83	0.026	0.023	0.024
Gold produced	- kg / - oz 000		576	611	1,815	19	20	58
Revenue	- R/kg / - $/oz	- sold	71,453	72,803	72,066	317	330	334
Total cash costs	- R/kg / - $/oz	- produced	47,349	49,978	47,241	211	226	219
PRODUCTIVITY								
per employee	- g / - oz	- target	1,735	1,800	1,826	55.77	57.86	58.70
		- actual	1,605	1,706	1,727	51.59	54.86	55.53
FINANCIAL RESULTS (MILLION)								
Gold revenue			41.3	45.0	131.7	5.9	6.5	19.6
Cost of sales			29.0	36.5	100.4	4.2	5.4	15.0
Cash operating costs			26.4	30.1	84.0	3.8	4.4	12.5
Other cash costs			0.9	0.5	1.8	0.1	0.1	0.3
Total cash costs			27.3	30.6	85.8	3.9	4.5	12.8
Rehabilitation and other non-cash costs			0.4	0.4	1.3	0.1	0.1	0.2
Production costs			27.7	31.0	87.1	4.0	4.6	13.0
Amortisation of mining assets			1.3	1.4	4.5	0.2	0.2	0.7
Inventory change			-	4.1	8.8	-	0.6	1.3
Operating profit			12.3	8.5	31.3	1.7	1.1	4.6
Capital expenditure			3.1	5.3	11.2	0.4	0.8	1.6

AUSTRALASIAN REGION

TANAMI - Attributable 40%					Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	885	884	2,468	1,158	1,157	3,229
Treated	- tonnes	/	- tons	- 000	150	156	424	165	172	468
Yield	- g/t	/	- oz/t		2.95	2.40	2.65	0.086	0.070	0.077
Gold produced	- kg	/	- oz 000		441	374	1,124	14	12	36
Revenue	- R/kg	/	- $/oz	- sold	72,609	71,921	71,996	321	326	331
Total cash costs	- R/kg	/	- $/oz	- produced	66,966	58,437	63,539	298	265	293
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,519	1,547	1,514	48.85	49.74	48.68
				- actual	1,480	1,327	1,294	47.57	42.65	41.59
FINANCIAL RESULTS (MILLION)										
Gold revenue					32.0	26.9	80.9	4.6	3.9	12.0
Cost of sales					31.1	22.4	74.9	4.5	3.3	11.2
Cash operating costs					29.2	21.1	69.6	4.2	3.1	10.3
Other cash costs					0.4	0.8	1.8	0.1	0.1	0.3
Total cash costs					29.6	21.9	71.4	4.3	3.2	10.6
Rehabilitation and other non-cash costs					-	0.3	0.4	-	-	0.1
Production costs					29.6	22.2	71.8	4.3	3.2	10.7
Amortisation of mining assets					3.6	0.5	5.3	0.5	0.1	0.8
Inventory change					(2.1)	(0.3)	(2.2)	(0.3)	-	(0.3)
Operating profit					0.9	4.5	6.0	0.1	0.6	0.8
Capital expenditure					1.8	3.5	6.8	0.3	0.5	1.0

AUSTRALASIAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
UNION REEFS					Rand / Metric			Dollar / Imperial	
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/ - bcy	- 000	1,680	1,486	4,544	2,198	1,944	5,944
Treated	- tonnes	/ - tons	- 000	734	713	2,122	809	786	2,340
Yield	- g/t	/ - oz/t		1.42	1.28	1.30	0.041	0.037	0.038
Gold produced	- kg	/ - oz 000		1,042	911	2,763	34	29	89
Revenue	- R/kg	/ - $/oz	- sold	71,431	73,228	71,802	317	330	332
Cash costs	- R/kg	/ - $/oz	- produced	69,953	58,382	63,690	310	264	293
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,607	1,503	1,534	51.68	48.33	49.31
			- actual	1,366	1,342	1,280	43.91	43.14	41.16
FINANCIAL RESULTS (MILLION)									
Gold revenue				68.1	70.9	203.1	9.7	10.3	30.2
Cost of sales				60.9	64.5	190.6	8.7	9.3	28.4
Cash operating costs				72.9	53.2	176.0	10.4	7.7	26.0
Other cash costs				-	-	-	-	-	-
Total cash costs				72.9	53.2	176.0	10.4	7.7	26.0
Rehabilitation costs				2.3	2.3	6.9	0.3	0.3	1.0
Production costs				75.2	55.5	182.9	10.7	8.0	27.0
Amortisation of mining assets				6.3	4.8	15.4	0.9	0.7	2.3
Inventory change				(20.6)	4.2	(7.7)	(2.9)	0.6	(0.9)
Operating profit				7.2	6.4	12.5	1.0	1.0	1.8
Capital expenditure				4.5	0.3	6.7	0.6	-	0.9

AUSTRALASIAN REGION

				Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000	Quarter ended September 2000	Quarter ended June 2000	Nine months ended September 2000
BROCKS CREEK					Rand / Metric			Dollar / Imperial	
OPERATING RESULTS									
GOLD									
Volume mined	- bcm	/	- bcy	- 000	-	73	314	-	95	411
Treated	- tonnes	/	- tons	- 000	351	325	959	387	358	1,057
Yield	- g/t	/	- oz/t		1.02	1.24	1.27	0.030	0.036	0.037
Gold produced	- kg	/	- oz 000		359	402	1,220	12	13	39
Revenue	- R/kg	/	- $/oz	- sold	69,933	72,235	71,239	311	327	331
Cash costs	- R/kg	/	- $/oz	- produced	37,290	42,199	44,398	166	192	208
PRODUCTIVITY									
per employee	- g	/	- oz	- target	-	754	2,071	-	24.23	66.59
				- actual	2,563	2,337	2,082	82.40	75.15	66.95
FINANCIAL RESULTS (MILLION)									
Gold revenue					23.5	31.1	87.0	3.4	4.5	13.0
Cost of sales					18.7	23.6	67.3	2.7	3.5	10.1
Cash operating costs					13.2	17.0	53.5	1.9	2.5	8.1
Other cash costs					0.2	-	0.7	-	-	0.1
Total cash costs					13.4	17.0	54.2	1.9	2.5	8.2
Rehabilitation costs					-	(2.8)	(5.1)	-	(0.4)	(0.8)
Production costs					13.4	14.2	49.1	1.9	2.1	7.4
Amortisation of mining assets					-	5.2	14.8	-	0.8	2.3
Inventory change					5.3	4.2	3.4	0.8	0.6	0.4
Operating profit					4.8	7.5	19.7	0.7	1.0	2.9
Capital expenditure					0.3	1.3	2.0	-	0.2	0.3

ADMINISTRATION

Registered and Corporate Office
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

Transfer Secretaries
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

United Kingdom Registrar
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bedminster Down, Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australian Office
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Australian Share Registry
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

CONTACTS

SOUTH AFRICA
Steve Lenahan (Investor Relations)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

James Duncan (Media)
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: jduncan@anglogold.com

UNITED KINGDOM

Alex Buck
2nd Floor, 100 Pall Mall
St James's
London SW1Y 5HP
England
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

UNITED STATES OF AMERICA

Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in North
America) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

AUSTRALIA

Andrea Maxey
Level 11, 60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

*Global Buy*DIRECT^{SM}

The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.

For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:

The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT^{SM}
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                       Name: C R Bull
                                       Title: Company Secretary